Form 20-F
period 2005-12-31
New World Batteries, Inc.
filed 2006-06-02
CIK 1315260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

____	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________________

For the transition period from ___________________________ to ___________________________

Commission file number   000-1157

NEW WORLD BATTERIES, INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

11718-232B Street, Maple Ridge BC, Canada V2X 7Z2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.   NA

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    NA

(Title of Class)

SEC 1852 (6-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.      8,635,173 as of December 31, 2005

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  X    Yes ____ No

Indicate by check mark which financial statement item the registrant has elected to follow.

  X   Item 17 _____ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

____ Yes    ____ No

Item 1.   Identity of Directors, Senior Management and Advisors

A.   Directors and Senior Management.

Name and Address	Position/Function
Patrick O'Brien
11718-232B Street
Maple Ridge BC, Canada
V2X 7Z2

Robert O'Brien
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

Daniel O'Brien
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

George Devlin
649 Humboldt St
Victoria, BC, Canada
V8W 1A7	President, Chief Executive Officer Chief Financial Officer, Treasurer, Director Chief Science Officer, Director Director Secretary, Director

B.    Advisors NA

C.    Auditors.

Cinnamon, Jang, Willoughby & Company Chartered Accountants Metro Tower II Suite 900 4720 Kingsway Burnaby, BC, Canada V5H 4N2

Item 2. Offer Statistics and Expected Timetable    NA

Item 3. Key Information

A.	Selected Financial Data As of December 31, 2005 Presented in Cdn. dollars

Net sales/operating revenues	0
Income (loss) from continuing operations	(74,503)
Income (loss) from continuing operations per common share	(0.01)
Total assets	539,117
Net assets	527,285
Capital stock	692,430
Adjusted number of shares	8,635,173
Dividends declared	0

B.   Capitalization and Indebtedness

New World Batteries is authorized to issue an unlimited number of shares of common stock. As of December 31, 2005 and as of May 30, 2006, there are 8,635,173 shares of Class A common stock outstanding of which 4,000,000 shares were issued to Dr. Robert O’Brien and Daniel O”Brien for $4 and the pre-incorporation organization and business plan of New World Batteries and 3,500,000 were sold to the founders of New World Batteries for $0.10 Cdn., per share upon incorporation. 1,075,172 shares were sold in a private placement closed on October 31, 2004 at $0.25 per share and 60,000 shares were sold at $0.25 per share in January 2005. New World Batteries has $5,500 Cdn., of indebtedness as of fiscal year ended December 31, 2004.

C.   Reasons for the offer and use of proceeds.    NA

D.   Risk Factors

An investment in New World Batteries’ common stock involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus. If any of the following risks occur, New World Batteries’ business, operating results and financial condition could be seriously harmed. The trading price of New World Batteries’ common stock could decline due to any of these risks, and you could lose all or part of your investment.

We have a limited operating history for investors to evaluate.

We were incorporated in August 2004 as New World Batteries, Inc. Accordingly, we have a very limited operating history on which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets.

We had a loss for the fiscal year ended December 31, 2005 and may continue to have losses in the future that may impair the value of an investment in the shares.

During the fiscal year ended December 31, 2005 we incurred a loss of $74,503Cdn. This loss resulted primarily from significant expenditures in market development activities in anticipation of creating future revenue. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability.

We are marketing new technologies that have not been accepted into the marketplace.

We have just begun marketing our battery technology. Risks involved in introducing these new products include proving our product effectiveness, overcoming sales resistance, and competition from existing or emerging sources. Mature industries tend to be slow to change production methods even in the face of significant technological advances and this resistance to change could impede our growth.

Products using our technology will be competing against well-established brand names.

When licensed to battery manufacturers, our battery technology will be competing against long established brand names and battery technology. Our licensee’s ability to compete will depend upon developing brand recognition for our technology and the manufacturer’s distribution methods while competitors will also have well-established brands and distribution methods. Such competition among battery manufacturer giants using competing technology could substantially limit our potential market and ability to profit from licensing of our technology.

Dependence on key personnel could adversely affect growth.

We are, to a significant extent, dependent on the skills of certain key personnel, including specifically the inventor, Doctor Robert O’Brien. Currently there is no key man insurance. Loss of the services of any of the company’s present key personnel or the inability to attract and retain needed additional personnel could have a materially adverse effect upon New World Batteries.

We may not be able to protect and enforce our patents and intellectual property.

We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

We have filed for U.S. patent applications for our patents. However we have not filed any trademarks. It is also possible that competitors or others will create and use products in violation of our patents and adopt service names similar to ours. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States, or other countries that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the regulatory agencies who determine priority of rights to the trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results.

Finally, to the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a “first-to-file” trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

We may face product liability for the products we manufacture and sell /Lack of Insurance.

As a licensee markets products using our technology for use by consumers, we may become liable for any damage caused by the licensee’s products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming and result in costly litigation. We do not maintain general liability insurance. Any imposition of liability could harm our business.

Additional investment is required or growth may not be possible.

Our operations have not generated positive cash flow since the inception of the Company in 2004. We have funded our operations through the issuance of common stock. Our ability to continue to operate until our cash flow turns positive may depend on our ability to continue to raise funds through the issuance of equity or debt. If we are not successful in raising additional funds, we might have to significantly scale back or delay our growth plans, or possibly cease operations altogether. Any reduction or delay in our growth plans could materially adversely affect our ability to compete in the marketplace, take advantage of business opportunities and develop or enhance our products.

Corporate growth will place additional demands and may create new challenges beyond the abilities of the present team. The effective management of growth may require the hiring of additional qualified management personnel skilled in sales, operations, and software development and marketing, human resources and business development. Consequently the inability to attract, integrate and retain appropriate personnel could have a material adverse effect on the company’s business, results of operations and prospects.

Currency exchange risk.

We will operate in both U.S. and Canadian currency. Fluctuations in currency exchange may adversely affect the results of our business operations and capital requirements.

The lack of a public market for our common stock may cause an investor to have difficulty reselling the shares.

Our common stock is not presently listed for trading on any exchange or market. Investors may have to indefinitely hold their shares and may have difficulty selling their shares.

Investors in our common stock may experience immediate and substantial dilution as a percentage of their holdings.

The net tangible book value of our common stock at December 31, 2005 was $0.06 per share based on 8,635,173 shares outstanding. Investors paying greater than such amount will experience immediate and substantial dilution.

We do not intend to pay dividends for the foreseeable future which may limit or eliminate any return on investment.

We have not paid a cash dividend to the current shareholders and have not projected the payment of dividends to shareholders in future as any earnings will be retained for use in developing and expanding our business. Further, the actual amount of any future dividends will remain subject to the discretion of the board of directors. As result, an investor’s return on investment will be dependent upon the establishment of a public market for our common stock and market prices sufficient to provide a profit, neither of which we can assure will occur.

Our common stock may be classified as a “Penny Stock” which could adversely affect an investor’s ability to sell the shares and the available price for the shares when sold.

We believe that our common stock would be characterized as “penny stock” under U.S. Securities and Exchange Commission regulations. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

Item 4.   Information on the Company

A.   History and Development of New World Batteries, Inc.

New World Batteries, Inc., which is referred to as NWB, or we, was formed as a British Columbia, Canada corporation in August of 2004 for the purpose of commercializing of patents and products developed by Dr. Robert O’Brien relating to the development of electrochemical technologies that improve the capacity of rechargeable batteries, capacitance and discharge parameters of supercapacitors, and the processes of electrorefining, electroplating and electromachining. The basic science of the technology was discovered, reported in the scientific literature, and patented during Professor Robert O’Brien’s career in electrochemical research. In September 2004, Dr. Robert O’Brien granted NWB, an exclusive license to use patents and related technology and research.

Upon formation of the corporation, 3,000,000 shares of Class A common stock were issued to Dr. Robert O’Brien and 1,000,000 shares were issued to Daniel O’Brien for $4 and in consideration of their efforts in the pre-incorporation organization of NWB and creation of its business plan.

The founders were also sold the following shares at $0.10 Cdn., per share: 1,000,000 shares to Dr. Robert O’Brien; 1,000,000 shares to Daniel O’Brien; 1,000,000 shares to George Devlin and 500,000 shares to Dr. Patrick O’Brien, totaling $350,000 Cdn.

By private placement closed on October 31, 2004, NWB sold 1,075,172 shares of common stock at $0.25 per share raising a total of $268,793. In January 2005, an additional 60,000 shares were sold at $0.25 per share raising a total of $15,000.

B.   Business Overview

The Following Glossary of Technical Terms will be used in evaluating NWB’s technology.

Atoms The smallest uncharged particle making up all common materials. It has a nucleus and electrons in orbit around the nucleus.

Battery A group of cells joined together to make an electrical storage device containing more energy or a higher voltage.

Battery Chemistry Rechargeable batteries are based on different chemicals on the positive and negative electrical collector plates. The common ones are Lead-acid, Nickel-Cadmium (NiCd), Nickel-metal hydride (NiMH), and Lithium. Each one has its own particular strengths and weaknesses with respect to cost, weight, voltage, durability etc.

Cell The basic electrical storage unit with at least one positive and one negative plate, electrolyte and a casing. Often multiple cells are joined together to increase the storage capacity or voltage (a battery).

Electrical collector plates (electrodes) The active materials from each battery chemistry are pasted on the plates and form the active part of the cell. Electrons travel from the plates via the external circuit to the opposite plate.

Electromagnet These magnets are powered by electricity running through a coil of wire inducing a magnetic field. These magnets are dependent on the electricity to generate a magnetic field.

Electrochemical process With respect to NWB technology, it refers to the exchange of electrons from one material to another.

Electrolyte Each rechargeable cell requires a medium through which charge passes to complete the electrical circuit. NWB technology specifically targets and reduces the significant resistance present in the electrolyte. Often the electrolyte is water with either an acid or base added.

Electrons One of the basic building blocs of an atom carrying a negative charge and orbiting the center or nucleus of the atom.

Fuel cell These devices use a variety of different fuels to produce electricity.

Hybrid electric car This vehicle combines a battery with an internal combustion engine to markedly improve city driving fuel consumption and reducing green house gas emissions.

Internal resistance Inherent in all cells is a resistance associated with the wiring and with the electrolyte. Because the metal used to wire the cells has a very low resistance, the majority of the resistance resides in the electrolyte.

Ion This is a particle with a charge. When copper metal (atomic copper) loses an electron it becomes a positively charged ion with very different characteristics than its parent metal including the ability to dissolve in water.

Paramagnetic ion This special type of ion has one or more unpaired electrons and when dissolved in water, is influenced by a magnetic field.

Permanent magnet These magnets continuously generate a magnetic field and are not dependent on electricity. Fridge magnets are an example. The magnetizer uses very powerful permanent magnets to induce a magnetic field in the targeted electrical collector plates.

Reciprocating ball screw gantry This is a mechanical slide used in the automatic assembly of cars and other products. The magnetizer uses two slides to bring the permanent magnets rapidly together like two trains about to have a head on collision but stop suddenly just before they collide. The slides then return to the start position.

Supercapacitor This is an electrical storage device that stores charge on metal plates as opposed to chemicals. It is characterized by its ability to be rapidly charged and discharged.

Operations and Principal Activities

NWB intends to license the O’Brien Magnetizer and the magnetic stirring process for rechargeable NiCd and NiMH, lead-acid, zinc-air and lithium-based batteries to industrial and/or consumer battery manufacturers. Similarly, NWB intends to sell licenses on its patented magnetic supercapacitor to use in combination with magnetized rechargeable cells and batteries, with fuel cell technologies, or as a part of standard electrical systems. Finally, magnetized electroplating, electromachining, and electrowinning processes will be developed and licenses sold. As of February 2005, NWB does not have any licensing agreements with third parties.

NWB’s Technology: One principle, Many Applications

The most important part of the technology is the stirring effect in the electrolyte that occurs when an electrochemical cell experiences a properly positioned magnetic field. This stirring effect reduces the internal resistance, which is the major source of energy loss in electrochemical cells and is applicable to energy storage devices such as batteries and supercapacitors and to industrial processes such as electrowinning. Less energy is required to overcome this new lower resistance which leaves more energy available to power an application (ex. cell phone) or to lower industrial energy use(electrowinning). To increase the effect, paramagnetic ions are added. This principle was discovered, published in peer reviewed scientific journals, and patented by Dr. Robert O’Brien PhD, P.Eng, and Professor Emeritus at the University of Victoria, BC, Canada.

The O’Brien Magnetizer

The need for a method to magnetize the electrical collector plates (electrodes) led to the development and patenting of the O’Brien Magnetizer. The O’Brien Magnetizer is a rapid and efficient magnetizer as compared with electromagnets. The prototype has powerful permanent magnets on a double reciprocating ball screw gantry that move rapidly together coming to a halt close to the electrical collector plates before rapidly returning to the starting position. The magnetic field’s of the electrons in the electrical collector plates are pounded into alignment under the magnetizer’s influence much as a carpenter pounds a nail causing the plates to also become permanent magnets. The prototype is now functional and is reaching terminal speeds in excess of 1 metre/second.

Batteries

NWB technology applies to all of the common battery chemistry types, but especially to the NIMH and NiCd. By increasing the energy available, the application being powered will run longer and better handle power spikes. In addition, recharging the cell should take less energy because the internal resistance, now minimized, takes its toll both during charge and discharge. NWB also believes that because the stirring process also provides a smoother surface and reduced heating on the electrical collecting plates, the cell should have a longer useful life.

These rechargeable batteries are used to power a wide range of electrical devices including: hybrid electric cars, cell phones, laptop computers, medical devices, emergency systems, power generation and solar power equipment, etc. The value of the battery industry is in the order of 14 billion dollars per year. This is the current focus of NWB and we are working hard on developing a reliable prototype. A large multinational battery maker is working with us on this project.

Supercapacitors

Lower internal resistance allows supercapacitors to be charged and discharged more quickly, which equates to more power storage capability. Our supercapacitor patent captures the same principal of magnetic stirring of electrolytes as outlined above for batteries.

The planned NWB supercapacitor utilizes the same magnetic stirring technology as described above, and can be thought of as a high output, short draw electrical storage device. Engineering studies have determined that both batteries and fuel cells work best under steady, low power draw situations. It is also accepted that unassisted fuel cell and battery-powered vehicles can’t match the performance (acceleration and range) of internal combustion engines, which is a major obstacle to obtaining significant market share of new vehicle sales. When the magnetized supercapacitor is used in conjunction with fuel cells and batteries, the performance should increase markedly. Under average steady speed driving conditions, the fuel cell or battery alone would provide the engine with acceptable power. Should a hill or a passing situation be encountered, the magnetized supercapacitor would be triggered by the accelerator pedal and provide a short term burst of electricity rapidly accelerating the vehicle. Once the driving conditions have returned to normal, the fuel cell or battery recharges the magnetized supercapacitor while powering the vehicle. The supercapacitor industry has a yearly value of 10 billion dollars.

Electrowinning

There are two basic methods for separating the valuable metals from the rock in industrial mining operations: electrowinning and smelting. Electrowinning electrolyzes finely crushed rock in an acid bath. This causes the copper or other metal of interest to adhere to the positive plate where it can be harvested. Energy costs are a major factor in the total cost of the process. NWB technology is expected to significantly reduce those energy costs. Electrowinning also results in a better quality end product than smelting.

Smelting requires the expensive transport of the rock to a smelter where very high temperatures melt the metals separating them from the waste rock. Not only is smelting energy intensive, smoke stack emissions have resulted in costly environmental damage to mining towns such as Trail, BC and Sudbury, Ontario. In addition, the smelting process makes the recovery of the precious metals (platinum or gold for example) that are normally present in small amounts more difficult. Precious metals have become so valuable that their recovery can significantly improve a mining company’s bottom line.

A magnetically enhanced electrowinning cell has been designed and is expected to be ready for initial tests in the next few months.

Electroplating

Like electrowinning, electroplating uses electrolysis to make metal ions attach themselves to the positive plate which in this case, is a product for which a metal covering is desired. The magnetic stirring technology should reduce electrical energy requirements and improve the quality of the plating by preventing localized buildups of metal atoms which form fragile metal branches on the plating surface. Electroplating will be proven in the same prototype as electrowinning.

Electromachining

Electromachining also uses electrolysis as in electrowinning and electroplating. NWB technology benefits should include sharper edges and better plating within the holes of computer breadboards improving the reliability of electrical contacts. It is anticipated that the reliability and longevity of the computer as a whole will be improved with NWB technology. This application is in the early concept stage of development.

Patents

NWB holds an exclusive license from Dr. Robert O’Brien on the following patents:

US patent # 6,194,093(Magnetized Current Collector Plates with a Magnetic Shielding Means);

US patent # 6,741,440 (Mechanically Pulsed Magnetizer Kit the “O’Brien Magnetizer”)

US patent # 6,556,424 (Supercapacitor with Magnetized Parts, the “supercapacitor”)

US patent # 5,051/Canada 1,335,442 (Spacer for electrochemical Apparatus)   US patent # 6,836,098 (Battery Charging Method Using Supercapacitors in Two Stages)

Competition

NWB knows of only one other company, Active Grid Technology Ltd., offering an electrolyte stirring process for batteries. Their technique utilizes ultrasound and appears to have some promise. In the past this method, along with agitation and electrolyte jetting, has failed to improve any battery parameter. They are also further along the development path than NWB, but their technology appears to be more limited in both its scope and effectiveness. Our belief in a relatively open market for licensing our technology stems from the review of trade magazines, Internet searches, Dr. Robert O’Brien’s close association with the electrochemical industry over decades, interest by large manufacturers, and the success of our US patent applications. This also appears to be true for the electrowinning, supercapacitor, and electroplating technologies.

There will be, however, many manufacturers who will not license our technology and continue to sell competing products with strong market share positions, financial strength, research laboratories, and long-term relationships with their customers.

Currently there are other types of electrochemical cells less easily adaptable to our technology currently marketed including lithium-polymer and lead acid modalities that have advantages and disadvantages with respect to even enhanced (magnetized) nickel cadmium or nickel metal hydride cells. In addition, primary (non-rechargeable) cells continue to be popular with consumers. For example the lead acid battery industry continues to dominate appropriate applications based on purchase price and a long history. Currently our application to lead acid and lithium cells is in a primitive state requiring more research effort. The lithium cells, while expensive, are unmatched in their capacity/weight/size and memory characteristics and are gaining market share in such devices as cell phones.

Government Regulations and Legal Uncertainties

The technology does not add any new risk to the use of rechargeable batteries, supercapacitors, etc. to either people or the environment. This is not to say that there might not be new regulations in the future that could very seriously impact the ability of the company to license its technology. Both lead and cadmium are serious environmental toxins in their ionized form and could be subject to regulatory sanction in the future.

Employees

As of December 31, 2005 and May 30, 2006, NWB only has one employee, its president, Patrick O’Brien.

C.   Organizational Structure NA

D.   Property, Plants and Equipment

NWB rents its office facility located at the residence of its President in Maple Ridge, BC, Canada. A monthly fee of $300.00 is paid as rent for the office which includes internet cable, fax line, and utilities. No fees are paid for the use of computer equipment, or officer vehicle within normal reasonable use.

Item 5.  Operating and Financial Review and Prospects

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the sections entitled Risk Factors, Competition and elsewhere in this registration statement.

Operating Results

As NWB was formed in August 2004 and its operations to date have only been its organization and an initial private placement of securities, NWB has not had any revenues. It is anticipated that revenues will be derived from licensing fees for the use of its technology and royalties from the sale of products utilizing the technology. As of May 2006, NWB does not have any licensing agreements with third parties.

NWB does not anticipate that inflation or currency exchange fluctuations in either the United States or Canada will have any significant impact on its operating results. NWB also does not believe that any governmental economic, fiscal, monetary or political policies or factors have materially affected or could materially affect, directly or indirectly NWB’s operations or investments by host country shareholders.

Liquidity and Capital Resources

At present, NWB is not producing revenues and its main source of funds has been the sale of its equity securities. NWB had $173,790 Cdn., in cash and $300,602 Cdn., in short term investments as of December 31, 2005 compared to $409,348 Cdn., in cash and $139,094 Cdn., in short term investments as of December 31, 2004. It anticipates that this cash will be sufficient for at least twenty-four months. NWB also had a scientific and research investment tax credit $64,163 Cdn., and prepaid expenses of $0 Cdn compared to a scientific and research investment tax credit $33,189 Cdn., and prepaid expenses of $5,649 Cdn., as of December 31, 2004.

Research and Development

NWB’s research and development objective is to develop a reliable prototype battery to demonstrate the technology using facilities and resources at the disposal of Dr. Patrick O’Brien. NWB believes that Dr. Robert O’Brien has expended substantial personal resources on research and development over the past three years. However no amount of research and development expense related to Dr. Robert O’Brien’s personal expenditures is reflected on NWB’s financial statements as Dr. Robert O’Brien’s expenditures could not be audited with necessary certainty.

Trend Information

Due the lack of operating history and revenue, NWB is unable to identify any trends in its operations.

Off Balance Sheet Arrangements

NWB’s liquidity is not dependent upon off balance sheet transactions. For the period ended December 31, 2005, NWB did not engage in any off balance sheet transactions.

Contractual Obligations

For the period ended December 31, 2005 and as of May 30, 2006, NWB had no contractual obligations other than its employment agreement with its president and non-disclosure/non-competition agreements entered into to permit third party evaluation of the technology. As of May 30, 2006, two such non-disclosure/non-competition agreements have been entered into.

Item 6.   Directors, Senior Management and Employees

The Directors and Executive Officers of New World Batteries, Inc., are as follows:

Name	Age	Position/Function
Dr. Patrick O'Brien Dr. Robert O'Brien Daniel O'Brien George Devlin	43 84 49 66	President, Chief Executive Officer Chief Financial Officer, Treasurer, Director Chief Science Officer, Director Director Secretary, Director

The directors serve until their successors are elected by the shareholders. Vacancies on the board of directors may be filled by appointment by the majority of the continuing directors.

Business Experience

Dr. Patrick O’Brien:
Dr. Patrick O’Brien is President, CEO and a Director of NWB. His responsibilities include coordinating strategy, planning, and product development. Dr. O’Brien devotes substantial time to the affairs of NWB, though he continues to practice veterinary medicine on an occasional basis. Dr. O’Brien studied at the University of Victoria in the Chemistry Department for the first two years of the Honors Chemistry Program and was awarded numerous scholarships including the medal for the top student in the program in 1983. Due to his high grade point average and related experience, he was fast tracked into the Western College of Veterinary Medicine, graduating with distinction in 1987(at the age of 24). In 2003, Dr. Patrick O’Brien sold his very successful large animal practice in Courtenay, BC, which he founded in 1992.

Professor Robert N. O’Brien:
Robert O’Brien is a member of NWB’s Board of Directors and Chief Science Officer. Dr. O’Brien received his Bachelor of Applied Science in Chemical Engineering from the University of British Columbia in 1951; his Masters of Applied Science in Metallurgical Engineering from the University of British Columbia in 1952; his PhD in Metallurgy from the University of Manchester in 1955.; and was a Post Doctoral Fellow in Pure Chemistry at the National Science Council from 1955 through 1957. He has held various academic positions since 1957 at the University of Alberta, the University of California at Berkeley, and the University of Victoria. Most recently, he was Professor of Chemistry at the University of Victoria from 1968 to 1986 at which time he was given the designation of Professor Emeritus. While teaching and conducting applied and primary research, Dr. O’Brien acted as a consultant and served on the British Columbia Research Council. In 1987, Dr. O’Brien founded the Vancouver Island Advanced Technology and Research Association.

Mr George Devlin:
Mr Devlin is a member of the NWB’s Board of Directors. Mr Devlin was a peace officer, R.C.M.P. from 1959 until his honorable discharge in 1963. He was a founding shareholder and managing director of the Concord Group of Companies-Concord Credits, Concord Holdings, Concord Realty, and Concord Development Corporation in Victoria BC from 1964 to 1970. In 1971, Mr Devlin developed the internationally acclaimed tourist attraction “Miniature World” in the Humboldt wing of the Empress Hotel. This attraction entertains over 200,000 visitors per year. Mr Devlin organized and founded the Victoria Attractions Association and as chairman for 12 years he organized the highly successful “Hometown Tourist Weekend.” In this ongoing program local residents purchase deeply discounted tickets to leading attractions just before the spring tourist season, leading to significant word of mouth advertising for participating tourist businesses. Mr Devlin has also been a Director of Tourism Victoria; a Governor of St. Michaels University School, Victoria BC; a member, Board of Trustees, Maritime Museum, Victoria, BC; and a Police Commissioner, Esquimalt Police Board.

Daniel B. O’Brien:
Mr. O’Brien is the President and CEO of Flexible Solutions International Inc (FSI) since its inception in 1998 and of the predecessor company Flexible Solutions Ltd since incorporation in 1990. FSI is publicly traded on the American stock exchange (FSI-A). Its business is developing, manufacturing and selling evaporation and energy conservation products for the drinking water and swimming pool markets throughout the world. Prior to FSI, and concurrent with the early years of operation, Mr. O’Brien was the director of Outdoor Education at Brentwood College. He has also taught industrial design and small business operations at Northern Lights College, run his own construction and kayak building businesses, worked with juvenile offenders in “Outward Bound” style programs and taught industrial arts at the high school level. Mr. O’Brien has a Batchelor of Industrial Education degree from the University of British Columbia. From 1976 to 1985 he was a member of the BC whitewater kayaking team, in 1983 and 84 he was a member of the Canadian National Whitewater team and in 1983, the national champion in the C-1 division.

Family Relationships

Dr. Patrick O’Brien, the President/CEO and a Director, is the son of Dr. Robert O’Brien, a Director and greater than 10% shareholder. Daniel O’Brien, Director and greater than 10% shareholder, is also the son of Dr. Robert O’Brien and brother of Dr. Patrick O’Brien. Other than that, there are no relationships between any of the Officers or Directors of NWB.

Executive Compensation

NWB has a formal plan for compensating its directors for their service in their capacity as directors. The following options to acquire common shares have been granted:

Dr. Patrick O'Brien Dr. Robert O'Brien Daniel O'Brien George Devlin	200,000 Shares per year 50,000 Shares per year 5,000 Shares per year 5,000 Shares per year

The first and second year options vested April 15, 2005 and 2006, and subsequent options will vest upon the anniversary of the grant date and are subject to shareholder approval at the annual general meeting. The exercise price for the first year’s grant is $ 0.10 Cdn., per share. The exercise price for the second year options was also $0.10 Cdn., per share. The exercise price for subsequent annual grants will be determined by the board of directors as the fair market value of the common stock at or about the anniversary date.

Directors are entitled to reimbursement for reasonable travel and other out-of- pocket expenses incurred in connection with attendance at meetings of the board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of NWB other than services ordinarily required of a director. NWB has no other stock option plan or other long-term compensation program.

Dr. Patrick O’Brien receives a salary of $40,000.00 Cdn., per annum and is also a reimbursed for reasonable expenses. Dr. P. O’Brien has been granted stock options vesting annually over the next five years in the amount of two hundred thousand per year dependant on his continued service as President and CEO of NWB.

NWB has no plans or arrangements in respect of remuneration received or that may be received by executive officers of NWB in Fiscal 2005 to compensate such officers in the event of termination of employment, as a result of resignation, retirement, change of control or a change of responsibilities following a change of control.

Board Practices

Committees: Meetings of the Board

NWB does not have a separate compensation committee, audit committee or nominating committee. These functions are done by the board of directors meeting as a whole. NWB‘s board of directors held two meetings during the fiscal year ended December 31, 2004 at which all directors were present either in person or by telephonic conference call. Corporate actions by the Board of Directors were unanimously also consented to in writing after telephone discussion.

Audit Committee

The board of directors has not yet established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. NWB is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. NWB may establish an audit committee in the future if the board determines it to be advisable or is otherwise required to do so by applicable law, rule or regulation.

Board of Directors Independence

Only one of NWB’s directors, George Devlin is “independent” within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization. NWB is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include “independent” directors.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, NWB is required to disclose whether it has adopted a code of ethics that applies to NWB’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. NWB has adopted a code of ethics that applies to its chief executive officer, chief financial officer and other officers, legal counsel and to any person performing similar functions. NWB has made the code of ethics available and intends to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on its website, www.newworldbatteries.com.

Compliance with Section 16(a) of Securities Exchange Act of 1934

To our knowledge, during the fiscal year ended December 31, 2004, our current directors and officers complied with all applicable Section 16(a) filing requirements. This statement is based solely on a review of the copies of such reports that reflect all reportable transactions furnished to us by our directors and officers and their written representations that such reports accurately reflect all reportable transactions.

Employees

As of May 30, 2006, NWB only had one employee, its president, Dr. Patrick O’Brien.

Share Ownership of Directors and Officers

The following table sets forth information, as of May 30, 2006, with respect to the beneficial ownership of NWB’s common stock by the officers and directors of NWB based on 8,635,173 shares of common stock outstanding. The amounts shown includes outstanding options to acquire up to 520,000 shares common stock granted to the Officers and Directors which are currently vested and exercisable.

Name	Title	Common Stock Ownership	Percentage of Shares Outstanding
Patrick O'Brien Robert O'Brien Daniel O'Brien George Devlin Directors and Officers as a Group (four individuals)	President, CEO, CFO, Director Chief Science Officer, Director Director Secretary, Director	900,000 4,100,000 2,010,000 1,010,000 8,020,000	10% 47% 23% 12% 92%

Item 7.  Major Shareholders and Related Party Transactions

NWB does not have any shareholders other than its directors and officers who hold or have the right to acquire five percent or greater of the outstanding shares of common stock.

Related Party Transactions

Since inception in August 2004, NWB has entered into the following transactions with related parties:

In September 2004 Dr. Robert O’Brien licensed certain patents and research to NWB for which Dr. Robert O’Brien. Dr. Robert O’Brien was also issued 3,000,000 shares of common stock for $3 in consideration of his efforts in the pre-incorporation organization of NWB and creation of its business plan.. Also in September 2004, Daniel O’Brien was issued 1,000,000 shares of common stock for $1 in consideration of his efforts in the pre-incorporation organization of NWB and creation of its business plan.; and

Upon incorporation, on August 30, 2004, NWB sold 1,000,000 shares to Dr. Robert O’Brien; 1,000,000 shares to Daniel O’Brien; 1,000,000 shares to George Devlin and 500,000 shares to Dr. Patrick O’Brien at $0.10 Cdn., per share for total consideration of $350,000 Cdn.

There were no related party transactions during the fiscal year ended December 31, 2005.

Item 8.   Financial Information

A.	The following financial statements are filed with this Form 20-F Registration Statement

Balance Sheet for the period August 30, 2004 (Inception) to December 31, 2005

Statement of Loss and Deficit

Statement of Stockholders Equity

Statement of Cash Flows

Notes to Financial Statements.

B.   Significant Changes

        There have not been any significant changes since the date of the financial statements included in this Form 20-F Registration Statement

Item 9.   The Offer and Listing

A.1-3   Offer and listing details   NA

A.4   Price History

There is currently no market for the common stock of NWB and as a result investors may experience a lack of liquidity in the shares. 1,075,172 shares common stock were sold by NWB in a private placement closing on October 31, 2004 at $0.25 per share. In August 2004, 3,500,000 shares were sold to three of NWB’s directors at $0.10 Cdn., per share.

A.5  Description of Securities

The authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A, Class B, Class C and Class D common stock. The Class A and Class C common stock have no par value and the Class B and Class D common stock have a par value of $0.01 per share. As of May 30, 2006 only Class A common stock is outstanding.

All shares of the NWB’s Class A common stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Class A common stock do not have cumulative voting rights. Subject to the prior rights of the holders of any series of Class D common stock that may be issued, holders of Class A common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available.

Holders of shares of Class A common stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of NWB, holders of the Class A common stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities and after the liquidation preference of any Class D stock outstanding at the time. There are no sinking fund provisions applicable to the common stock.

Class B common stock, of which there are no shares outstanding as of May 30, 2006 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of May 30, 2006 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of May 30, 2006, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.

Restrictions on Transfer of Shares of Common Stock

So long as NWB is required to file annual, quarterly and other reports with the U.S. Securities and Exchange Commission, NWB does not impose any restrictions on the transfer of its common stock except as required by law. However, NWB’s Articles of Incorporation provide that if NWB is not publicly held or a reporting company, its common stock cannot be transferred without the consent of the board of directors. In addition, if NWB is not publicly held or a reporting company, the articles of incorporation provide that any shareholder proposing to sell all or part of their shares common stock for valuable consideration, must notify NWB of said proposed sale and NWB must then notify all of its shareholders of said proposed sale and provide a twenty eight day period in which other NWB shareholder may pro rata purchase the offered shares at the proposed terms. If the shares are not taken by the other NWB shareholders, the selling shareholder shall have ninety days from the end of the twenty eight day right of first refusal period to sell their shares at the proposed price.

Market for NWB’s Common Stock

NWB’s common stock is not presently listed for trading on any exchange nor over the counter market.

Item 10.   Additional Information.

A.   Share Capital

As of fiscal year ended December 31, 2005 and as of May 30, 2006, the authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A (no par value), Class B ($0.01 par value), Class C (no par value) and Class D ($0.01 par value) common stock.

As of fiscal year ended December 31, 2005 and as of May 30, 2006 there are 8,635,172 shares Class A common stock outstanding. No other class of common stock is currently outstanding.

All of the outstanding shares have been fully paid and are non-assessable. And there are no shares outstanding which are not fully paid.

In September 2004, 3,000,000 shares were issued to Dr. Robert O’Brien and 1,000,000 shares were issued to Daniel O’Brien in consideration of the assignment of patents and technology rights.

No shares are held by or on behalf of NWB.

There are no outstanding options, warrants, obligations convertible into NWB common stock or resolutions to issue additional common stock as of May 30, 2006 other than the options to acquire up to 520,000 shares shown above in Executive Compensation, page 16 and an option to acquire up to 20,200 shares at $0.30 Cdn., per share granted to a third party consultant.

B.   Memorandum and Articles of Incorporation

NWB is a British Columbia corporation, incorporation number BC0703052. NWB was formed for the commercialization of patents and technology licensed to it by Dr. Robert O’Brien.

Pursuant to Article 17 of the NWB Articles of Incorporation, a director is not entitled to vote upon a proposal, arrangement or contract in which the director is materially interested.

Pursuant to Article 13 of the NWB Articles of Incorporation, there are no restrictions on a directors’ power in the absence of an independent quorum, to vote compensation to themselves or any member of the board of directors.

Pursuant to Article 8 of the NWB Articles of Incorporation, when authorized by the directors, NWB may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of NWB or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of NWB.

Pursuant to Article 13 and Article 14 of the NWB Articles of Incorporation, there is no age limit on directors and there is no requirement that directors own any shares of common stock in NWB.

All shares of the NWB’s Class A common stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Class A common stock do not have cumulative voting rights. Subject to the prior rights of the holders of any series of Class D common stock that may be issued, holders of Class A common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available.

Holders of shares of Class A common stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of NWB, holders of the Class A common stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities and after the liquidation preference of any Class D stock outstanding at the time.

There are no sinking fund provisions applicable to the common stock.

Class B common stock, of which there are no shares outstanding as of May 30, 2006 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of May 30, 2006 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of May 30, 2006, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.

The NWB Articles of Incorporation have no redemption provisions, sinking fund provisions, liability to further capital calls or any provisions discriminating against any existing or prospective holder of NWB common stock as a result of such shareholder owning a substantial number of shares.

Changes to the rights of holders of stock can only be accomplished by the vote of a majority of the class of common stock entitled vote at a meeting duly called and held in accordance with the British Columbia Corporations Act. The NWB Articles of Incorporation impose no conditions more significant than required by law.

Unless an annual general meeting is deferred or waived in accordance with the British Columbia Business Corporations Act, NWB must hold its first annual general meeting on or before February 4, 2006 being within 18 months of the date of incorporation, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors. Extraordinary general meeting may be called from time to time by the board of directors. The record date for annual and extraordinary meetings shall be not less than 21 days prior to the meeting date if NWB is a publicly held corporation, otherwise not less than 10 days and not more than two months prior to the meeting date if called by the directors or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

The majority of votes required for NWB to pass a special resolution regarding Special Business at a meeting of shareholders is two-thirds of the votes cast on the resolution. Special Business is defined by Article 11.1 of the NWB Articles of Incorporation as all business conducted at a meeting of shareholders that is not an annual general meeting, except business relating to the conduct of or voting at the meeting. At an annual meeting of shareholders all business is special business except:

(a)	business relating to the conduct of or voting at the meeting;
(b)	consideration of any financial statements of NWB presented to the meeting;
(c)	consideration of any reports of the directors or auditor;
(d)	the setting or changing of the number of directors;
(e)	the election or appointment of directors;
(f)	the appointment of an auditor;
(g)	the setting of the remuneration of an auditor;
(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(i)	any other business which, under the Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

The NWB Articles of Incorporation and the British Columbia Business Corporation Act impose no limitations on the rights of non-residents or foreign shareholders to own NWB common stock or to hold or exercise voting rights of NWB shares.

Except as requiring a vote of the board of directors and the NWB shareholders, the NWB Articles of Incorporation do not contain any provision that would delay, defer or prevent a change in control of NWB or that would operate with respect to a merger, acquisition or corporate restructuring.

The NWB Articles do not state any threshold above which shareholder ownership must be disclosed.

C.  Material Contracts

As of May 30, 2006, NWB has only entered into one material contract. In September 2004, Dr. Robert OBrien granted NWB, an exclusive license to use patents and related technology and research. The assignment provides that in the event that NWB or its successor companies becomes insolvent, is wound down, or is unable to carry on business for whatever reason, all rights to the patents revert to Dr. Robert O’Brien or his heirs. Furthermore, in the event that an acceptable takeover offer for NWB is received and approved by the board, Dr. Robert O’Brien agreed to dissolve this agreement and transfer the ownership of all patents in their entirety as provided for in the takeover offer.

D.   Exchange Controls

Neither British Columbia nor the Canadian Federal Government have any laws, decrees, regulations or legislation which may affect the import or export of capital by NWB or the remittance of dividends, interest or other payments to non-resident holders of NWB securities except that income tax withholding described below.

E.   Taxation

Canadian Federal Income Tax Considerations

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”)) as at the date of this Statement.  The summary is restricted to the case of a holder (a “Holder”) of one or more common shares of NWB (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm’s length with NWB.

Dividends.   A holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares.

Under the Tax Convention, the rate of  Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of NWB, 5% and, in any other case, 15% of the gross amount of the dividend.  NWB will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares.  A holder who disposes of common shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common shares constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares.  The gain or loss will be a capital gain or capital loss if the Company’s shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company’s shares.

Under a number of circumstances, a U.S. Taxpayer acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Centre where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Centre, Philadelphia, PA 19255.  In particular, any United States Taxpayer who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply.  Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances and the requirements applicable to them.

There may be a possibility of the Company being deemed, for United States tax purposes, a Foreign Personal Holding Company, a Foreign Investment Company, a Passive Foreign Investment Company or a Controlled Foreign Corporation.  If that should happen, U.S. Taxpayers holding or selling Company Shares, or receiving dividends on Company Shares, will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be complicated and unfamiliar to them.

F.   Dividends and paying agents

NWB has not declared any dividends and does not have any restrictions on the payment of dividends. NWB does not have any procedures for non-resident holders to claim dividends and has not identified any financial institutions as paying agents for dividends.

G.   Statements by Experts

No statements or reports attributed to a person as an expert is included in this registration statement.

H.   Documents on display

Any of the documents referred to above can be viewed at the NWB’s Registered Office, which is located at 11718-232B Street, Maple Ridge BC, Canada V2X 7Z2.  All of the documents referred to above are in English.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

(a)

The Company is not presently involved in borrowing money and does not have any dealings in, nor plan to have any dealings in, derivatives or other financial instruments, and does not carry on business which makes it specifically sensitive to currency exchange variations. If and when the Company borrows money it will have to consider the interest rates that would then be applicable to it.

(b)

As the Company is only still in a “start-up” mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(c)

The Company has identified risk factors that are applicable to it, which are described in Item 3.D above.

Part II Item 13. Defaults, Dividend Arrearages and Delinquencies.   None

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.   None

Item 15.   Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company's certifying officer has concluded that the Company's disclosure controls and procedures are effective in reaching that level of assurance.

As of the end of the period of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that theCompany’s disclosure controls and procedures were effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16A.   Audit committee financial expert.

The board of directors has not yet established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. As NWB is not listed for trading on any exchange or market requiring an audit committee, it is under no legal obligation to establish an audit committee and has elected not to do so at this time. NWB has not done so because of the Company’s limited financial transactions and so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. NWB may establish an audit committee in the future if the board determines it to be advisable or is otherwise required to do so by applicable law, rule or regulation. As a result the board of directors does not have an audit committee financial expert.

Item 16B.   Code of Ethics.

NWB has adopted a code of ethics that applies to its chief executive officer, chief financial officer and other officers, legal counsel and to any person performing similar functions. NWB has made the code of ethics available and intends to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on its website, www.newworldbatteries.com.

Item 16C.   Principal Accountant Fees and Services.

Cinnamon, Jang, Willoughby & Company, Chartered Accountants, are NWB’s independent auditors to examine the financial statements of NWB for the fiscal year ending December 31, 2005. Cinnamon, Jang, Willoughby & Company, has performed the following services and has been paid the following fees for these fiscal years.

Audit Fees

Cinnamon, Jang, Willoughby & Company, was paid aggregate fees of $9,500 Cdn., for the fiscal year ended December 31, 2005 and $5,500 Cdn., for the fiscal year ended December 31, 2004 for professional services rendered for the audit of the Company’s annual financial statements

Audit -Related Fees

Cinnamon, Jang, Willoughby & Company, was not paid any additional fees for the fiscal year ended December 31, 2005 and December 31, 2004 for assurance and related services reasonably related to the performance of the audit or review of Shannon’s financial statements.

Tax Fees

Cinnamon, Jang, Willoughby & Company was paid no fees for the fiscal year ended December 31, 2005 and no fees for the fiscal year ended December 31, 2004 for professional services rendered for tax compliance, tax advice and tax planning.

Other Fees

Cinnamon, Jang, Willoughby & Company, was paid no other fees for professional services during the fiscal years ended December 31, 2005 and December 31, 2004.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.    NA

Item 16E   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.    None

Part III    Financial Statements

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet

Consolidated Statement of Loss and Deficit

Consolidated Statement of Stockholders' Equity

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements	Exhibit "A" Exhibit "B" Exhibit "C" Exhibit "D" Exhibit "E"

_________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of New World Batteries Inc.
                       (A Development Stage Corporation):

        We have audited the accompanying consolidated balance sheets of New World Batteries Inc. (A Development Stage Corporation) as at December 31, 2005 and 2004, and the related consolidated statements of loss and deficit, stockholders’ equity, and cash flows for the years then ended, and for the period from August 30, 2004 (date of inception) to December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, except as stated below, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of New World Batteries Inc. (A Development Stage Corporation) as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, and for the period from August 30, 2004 (date of inception) to December 31, 2005, in conformity with generally accepted accounting principles in the United States.

        These consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has not been able to generate significant revenues or positive cash flows from operations to date and has an accumulated deficit of $165,145. These conditions raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans to rectify the capital deficiency and losses are outlined in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cinnamon Jang Willoughby and Company "Cinnamon Jang Willoughby and Company" Chartered Accountants

Burnaby, BC
March 24, 2006

Exhibit "A"

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Consolidated Balance Sheet
December 31, 2005 and 2004

Assets	2005	2004

Current:
Cash	$173,790	$409,348
Short-term investments	300,602	139,904
Accounts receivable	562	757
Scientific research investment tax credit recoverable	64,163	33,189
Prepaid expenses	—	5,649

	$539,117	$588,847

Liability

Current:
Accounts payable and accrued liabilities	$11,832	$5,500

Stockholders' Equity

Capital Stock (Note 5):
Authorized -
Unlimited Class "A" Shares without par value
Unlimited Class "B" Shares with a par value of $0.01 each
Unlimited Class "C" Shares without par value
Unlimited Class "D" Shares with a par value of $0.01 each
Issued and Fully Paid -
8,635,173 Class "A" Shares (2004 - 8,575,173)	692,430	674,051
Deficit, per Exhibit "B"	165,145	90,704

	527,285	583,347
Future Operations (Note 1)

	$539,117	$588,847

— See accompanying notes —

Exhibit "B"

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Consolidated Statement of Loss and Deficit
For the Years Ended December 31, 2005 and 2004

	2005	For the Period August 30, 2004 to December 31, 2004	Cumulative Since Inception August 30, 2004 to December 31, 2005
Revenue	$—	$—	$—

Expenses:
Advertising and promotion	394	942	1,336
Office and miscellaneous	3,872	3,478	7,350
Professional fees	34,563	11,681	46,244
Rent	3,600	3,600	7,200
Repairs and maintenance	257	—	257
Research and development (Note 7)	24,161	54,471	78,632
Telecommunications	1,648	1,345	2,993
Travel	1,886	11,830	13,716
Wages	4,122	4,279	8,401

	74,503	91,636	166,129

Loss before other items	74,503	91,636	166,129

Other Items:
Interest and other income	11,222	2,728	13,950
Loss on foreign exchange	(11,160)	(1,806)	(12,966)

	62	922	984

Net Loss	74,441	90,704	165,145
Deficit, beginning	90,704	—	—

Deficit, ending, to Exhibit "A"	$165,145	$90,704	$165,145

Loss per share	$0.01	$0.01	$0.01

Weighted average number of shares	8,630,077	7,762,338	8,370,273

— See accompanying notes —

Exhibit "C"

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Consolidated Statement of Stockholders' Equity
For the Years Ended to December 31, 2005 and 2004

	Number of Shares	Amount	Deficiency	Total
Balance, August 30, 2004
(Date of Inception)	—	$—	$—	$—
Shares Issued (Note 5):
For Cash -
a) Set-up company	4,000,001	4	—	4
b) Acquisition of assets	3,500,000	350,000	—	350,000
c) Private placement	1,075,172	324,047	—	324,047
Net Loss, per Exhibit "B"	—	—	(90,704)	(90,704)

Balance December 31, 2004	8,575,173	674,051	(90,704)	583,347
Shares Issued (Note 5):
For Cash -
d) Private placement	60,000	18,379	—	18,379
Net Loss, per Exhibit "B"	—	—	(74,441)	(74,441)

Balance, December 31, 2005	8,635,173	$692,430	$(165,145)	$527,285

— See accompanying notes —

Exhibit "D"

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	For the Period August 30, 2004 to December 31, to 2004	Cumulative Since Inception August 30, 2004 December 31, 2005
Operating Activities:
Net Loss, per Exhibit "B"	$(74,441)	$(90,704)	$(165,145)
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	195	(757)	(562)
(Increase) Decrease in scientific research investment
tax credit recoverable	(30,974)	(33,189)	(64,163)
(Increase) Decrease in prepaid expenses	5,649	(5,649)	—
Increase (Decrease) in accounts payable and
accrued liabilities	6,332	5,500	11,832

Cash flows (used in) operating activities	(93,239)	(124,799)	(218,038)

Investing Activity:
Acquisition of short-term investments	(160,698)	(139,904)	(300,602)

Financing Activity:
Issuance of capital stock	18,379	674,051	692,430

Net Increase (Decrease) in Cash	(235,558)	409,348	173,790
Cash, beginning	409,348	—	—

Cash, ending	$173,790	$409,348	$173,790

— See accompanying notes —

Exhibit "E"

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

1.	Future Operations:

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. New World Batteries Inc. has not generated any revenues to date and losses are expected to be incurred during its development. The ability of New World Batteries Inc. to continue as a going concern is dependent on raising additional capital, the support of its shareholders and ultimately on generating future profitable operations.

2.	Basis of Presentation:

These consolidated financial statements include the accounts of New World Batteries Inc., and its wholly-owned subsidiary 217304 B.C. Ltd. All material inter-company balances and transactions have been eliminated. The parent company was incorporated on August 30, 2004 pursuant to the laws of British Columbia.

On August 30, 2004 the company completed an acquisition of 100% of the shares of 217304 B.C. Ltd. The acquisition was effected through the issuance of 1 share of common stock by the company. 217304 B.C. Ltd. is an inactive company.

3.	Significant Accounting Policies:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America applicable to a going concern and reflect the policies outlined below. All figures presented in the consolidated financial statements are denominated in Canadian dollars.

a)	Stage of Operations —

The operations are that of a development stage enterprise that is primarily involved in the development of electrochemical technologies that improve the available power of certain rechargeable batteries.

b)	Cash —

Cash consists of cash and funds in bank accounts integral to the company’s cash management.

c)	Short-term Investments —

Short-term investments consists of term deposits with maturities of less than one year.

d)	Translation of Foreign Currencies —

Amounts in foreign currencies are translated into Canadian dollars as follows:

i)	Monetary items at the exchange rate prevailing at the end of the year;
ii)	Non-monetary items at the exchange rate prevailing on the date of acquisition; and
iii)	Income and expenses at the average annual rate.

Exhibit "E"
Continued

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

3.	Significant Accounting Policies: (Continued)

e)	Income Taxes —

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standard No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating losses, and tax credit carry forwards. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities on a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the ability to recover the asset is not considered to be more likely than not.

f)	Stock Options —

The company applies the fair value based method of accounting in accordance with Financial Accounting Standard No. 123, “Accounting for Stock Based Compensation”. Stock compensation cost for employees and non-employees are recognized based on the fair value of the equity instrument at the date services are performed. Deferred compensation expense arises when the compensation expense relates to future services. Deferred compensation expense is amortized to income over the service period which generally reflects the vesting period.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model using the following assumptions: Expected dividend yield — 0%, risk free interest rate — 3%, expected lives — 5 years, and volatility 0%. Since the company is privately held and not yet listed on a public stock market, the volatility has been computed as 0% and the resulting stock compensation expense is $Nil

g)	Research and Development Expenditures —

Research and development costs include payroll, materials, and equipment cost solely related to research and development activities. These costs are expensed as incurred. Investment tax credits relating to current and capital research and development expenditures are recorded as a reduction of expenses.

h)	Loss per Share —

Basic loss per share is computed on the basis of the weighted average number of share of common stock outstanding during the year.

Exhibit "E"
Continued

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

4.	Financial Instruments:

a)	Fair Values —

The fair market value of the financial instruments comprising cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to immediate or short-term maturity of these financial instruments.

b)	Foreign Exchange and Interest Rate Risk —

The company is exposed to foreign exchange and interest rate risk to the extent that the market value rate fluctuations materially differ from financial assets and liabilities. Exposure to the rate fluctuations is reduced by purchasing short-term investments in foreign investments.

5.	Capital Stock:

	Shares	$
Authorized -
Unlimited Class "A" Shares without par value
Issued During 2004 -	—
For cash, to set-up company (a)	4,000,000	4
For cash, acquisition of assets (b)	3,500,000	350,000
Transfer all issued and outstanding shares of
217304 B.C. Ltd. (c)	1	—
For cash, proceeds on private placement	1,075,172	324,047

Balance, December 31, 2004	8,575,173	674,051

Issued During 2005 -
For cash, proceeds on private placement	60,000	18,379

Balance, December 31, 2005	8,635,173	692,430

(a)	issued 4,000,000 shares of stock valued in total at $4 to set-up the company;

(b)	issued 3,500,000 shares of stock valued at $350,000 to acquire assets of 217304 B.C. Ltd.

(c)	issued 1 share of stock to transfer all of the issued and outstanding shares of 217304 B.C. Ltd. to the company;

(d)	completed a private placement whereby 1,075,172 shares of stock were issued at an average price of $0.30 ($0.25 US) per share;

(e)	incurred no costs associated with the issuance of the shares; and

(f)	completed a private placement whereby 60,000 shares of stock were issued at an average price of $0.30 ($0.25 US) per share.

Exhibit "E"
Continued

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

6.	Stock Options:

A stock option plan is established whereby options may be granted to the directors, officers and employees.

The following stock options are outstanding:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Balance, August 30, 2004	—	$—	$—
Granted during the year (a)	280,200	0.10 - 0.30	0.11

Balance, December 31, 2004	280,200	0.10 - 0.30	0.11
Granted during the year (b)	260,000	0.30	0.30

Balance, December 31, 2005	540,200	0.10 - 0.30	0.30

(a)	On September 1, 2004 stock options were granted to employees and directors to purchase 260,000 shares at the price of $0.10 per share, exercisable up to September 1, 2009.

On November 15, 2004 stock options were granted to a director to purchase 20,200 shares at the price of Cdn $0.30 (US $0.25) per share, exercisable up to November 15, 2009.

(b)	On September 1, 2005 stock options were granted to employees and directors to purchase 260,000 shares at the price of Cdn $0.30 (US $0.25) per share, exercisable up to September 1, 2010.

7.	Research and Development:

	2005	2004
Experimental devices	$2,263	$20,310
Labour	43,276	38,508
Miscellaneous	2,798	—
Patents	—	5,808
Research	2,878	23,034
Testing	3,920	—

	55,135	87,660
Less: Investment tax	30,974	33,189

	$24,161	$54,471

Exhibit "E"
Continued

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

8.	Income Taxes:

a)	Non-capital Losses —

Accumulated non-capital losses for income tax purposes of $146,984 (2004 — $74,194) are available to be carried forward to reduce future years’ taxable income. The potential benefit arising from these losses has been recognized as a deferred tax asset and has been offset with a full valuation allowance as the company is a developmental stage company and profitable operations may not be attained in the near future.

The right to claim these losses expire at the end of the following fiscal years:

	2005	2004
Deferred Tax Asset:
Benefit of net operating losses carried forward	$25,899	$13,073
Less: Valuation allowance	(25,899)	(13,073)

	$—	$—

Since commercial operations are not yet attainable for the development stage corporation, management is unable to demonstrate that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The reconciliation of income tax attributable to continuing operations computed at the Canadian federal statutory tax rates to income tax expense is:

	2005	2004
Tax at Canadian statutory rates	18%	18%
Change in valuation allowance	(18%)	(18%)

Total recovery	—%	—%

b)	Scientific Research and Development Investment Tax Credits —

Investment tax credits related to scientific research and development expenditures are potentially refundable at the rate of 35% of the eligible expenditures. Investment tax credits on hand and available to be carried forward at the end of the preceding year amounted to $7,350. In 2005, an additional amount of $23,510 was calculated as refundable and the total amount of $23,510 was recovered leaving $7,350 available to be carried forward. The potential benefit arising from the investment tax credits can be carried forward for ten fiscal years and expires at the beginning of the following fiscal period thereafter. These investment tax credits expire on January 1, 2016.

Exhibit "E"
Continued

NEW WORLD BATTERIES INC.
(A Development Stage Corporation)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

9.	Related Party Transactions:

The President of the company was paid $3,600 as rent in 2004 and 2005 for the use of his home office.

10.	Comparative Figures:

The comparative figures have been reclassified, where applicable, in order to conform to the current years presentation.

Item 19.   Exhibits

1.	Articles of Incorporation (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005)

2.	Instrument defining rights of securities holders (See Section 27 of Articles of Incorporation) (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005)

4.1	Patent Assignment Agreement (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005)

11.	Code of Ethics (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005)

12.1	Rule 13a-14a Certification of Chief Executive Officer

12.2	Rule 13a-14a Certification of Chief Financial Officer

13.1	Rule 13a-14b Certification of Chief Executive Officer

13.2	Rule 13a-14b Certification of Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NEW WORLD BATTERIES, INC. /S/ PATRICK O’BRIEN Patrick O'Brien, President

      Date: May 30, 2006