Form 20-F
period 2006-12-31
New World Batteries, Inc.
filed 2007-08-10
CIK 1315260

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from _________________ to _________________

Commission file number  000-1157

                           NEW WORLD BATTERIES, INC.
                           --------------------------
             (Exact name of Registrant as specified in its charter)

                           --------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                     ---------------------------------------
                 (Jurisdiction of incorporation or organization)

               11718-232B Street, Maple Ridge BC, Canada V2X 7Z2
               -------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
NA

Title of each class                    Name of each exchange on which registered

-------------------                    -----------------------------------------

-------------------                    -----------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                     Common
                                     ------
                                (Title of Class)

                                     ------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       NA
                                     ------
                                (Title of Class)

SEC 1852 (6-04) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 8,635,173 as of December 31, 2006

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                            [X] Yes    [_] No

Indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).            [X] Yes    [_] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                              X   Item 17       Item 18
                                             ---            ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                            [_] Yes    [_] No

Item 1.  Identity of Directors, Senior Management and Advisors

A.   Directors and Senior Management.

Name and Address                  Position/Function
----------------                  --------------------------------------------
Patrick O'Brien                   President, Chief Executive Officer
11718-232B Street                 Chief Financial Officer, Treasurer, Director
Maple Ridge BC, Canada
V2X 7Z2

Robert O'Brien                    Chief Science Officer, Director
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

Daniel O'Brien                    Director
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

George Devlin                     Secretary, Director
649 Humboldt St
Victoria, BC, Canada
V8W 1A7


B.       Advisors NA
C.       Auditors.
                           Cinnamon, Jang, Willoughby & Company
                           Chartered Accountants
                           Metro Tower II
                           Suite 900 4720 Kingsway
                           Burnaby, BC, Canada
                           V5H 4N2

Item 2.   Offer Statistics and Expected Timetable     NA


Item 3.   Key Information

A.   Selected Financial Data

     As of December 31, 2006 Presented in Cdn. dollars

Net sales/operating revenues                                              0
Income (loss) from continuing operations                            (33,660)
Income (loss) from continuing operations per common share             (0.01)
Total assets                                                        503,612
Net assets                                                          493,625
Capital stock                                                       692,430
Adjusted number of shares                                         8,635,173
Dividends declared                                                        0

B.     Capitalization and Indebtedness

New World Batteries is authorized to issue an unlimited number of shares of common stock. As of December 31, 2006 and as of August 7, 2007, there are 8,635,173 shares of Class A common stock outstanding of which 4,000,000 shares were issued to Dr. Robert O'Brien and Daniel O"Brien for $4 and the pre-incorporation organization and business plan of New World Batteries and 3,500,000 were sold to the founders of New World Batteries for $0.10 Cdn., per share upon incorporation. 1,075,172 shares were sold in a private placement closed on October 31, 2004 at $0.25 per share and 60,000 shares were sold at $0.25 per share in January 2005. New World Batteries has $9,987 Cdn., of indebtedness as of fiscal year ended December 31, 2006.

C.     Reasons for the offer and use of proceeds. NA

D.     Risk Factors

An investment in New World Batteries' common stock involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus. If any of the following risks occur, New World Batteries' business, operating results and financial condition could be seriously harmed. The trading price of New World Batteries' common stock could decline due to any of these risks, and you could lose all or part of your investment.


     We have a limited operating history for investors to evaluate.

We were incorporated in August 2004 as New World Batteries, Inc. Accordingly, we have a very limited operating history on which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets.


     We had a loss for the fiscal year ended December 31, 2006 and may continue to have losses in the future that may impair the value of an investment in the shares.

During the fiscal year ended December 31, 2006 we incurred a loss of $33,660Cdn. This loss resulted primarily from expenditures in market development activities in anticipation of creating future revenue. As of the date of this filing, we have not revenue generating operations and no immediate plans to develop revenues. It will take an unforeseen period of time to achieve or sustain profitability and we may never achieve or sustain profitability.

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

The net tangible book value of our common stock at December 31, 2006 was $0.17 per share based on 8,635,173 shares outstanding. Investors paying greater than such amount will experience immediate and substantial dilution.


     We do not intend to pay dividends for the foreseeable future which may limit or eliminate any return on investment.

We have not paid a cash dividend to the current shareholders and have not projected the payment of dividends to shareholders in future as any earnings will be retained for use in developing and expanding our business. Further, the actual amount of any future dividends will remain subject to the discretion of the board of directors. As result, an investor's return on investment will be dependent upon the establishment of a public market for our common stock and market prices sufficient to provide a profit, neither of which we can assure will occur.


     Our common stock may be classified as a "Penny Stock" which could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

We believe that our common stock would be characterized as "penny stock" under U.S. Securities and Exchange Commission regulations. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

Item 4.   Information on the Company

A.   History and Development of New World Batteries, Inc.

New World Batteries, Inc., which is referred to as NWB, or we, was formed as a British Columbia, Canada corporation in August of 2004 for the purpose of commercializing of patents and products developed by Dr. Robert O'Brien relating to the development of electrochemical technologies that improve the capacity of rechargeable batteries, capacitance and discharge parameters of supercapacitors, and the processes of electrorefining, electroplating and electromachining. The basic science of the technology was discovered, reported in the scientific literature, and patented during Professor Robert O'Brien's career in electrochemical research. In September 2004, Dr. Robert O'Brien granted NWB, an exclusive license to use patents and related technology and research. On April 8, 2007, the Company's Board of Directors resolved that it would no longer carry on its battery technology business and that pursuant to the Amended Licensing Agreement of March 30, 2005 all of the Company's right, title and interest in the licensed technology reverted to Dr. Robert O'Brien.

Upon formation of the corporation, 3,000,000 shares of Class A common stock were issued to Dr. Robert O'Brien and 1,000,000 shares were issued to Daniel O'Brien for $4 and in consideration of their efforts in the pre-incorporation organization of NWB and creation of its business plan.

The founders were also sold the following shares at $0.10 Cdn., per share:
1,000,000 shares to Dr. Robert O'Brien; 1,000,000 shares to Daniel O'Brien; 1,000,000 shares to George Devlin and 500,000 shares to Dr. Patrick O'Brien, totaling $350,000 Cdn.

By private placement closed on October 31, 2004, NWB sold 1,075,172 shares of common stock at $0.25 per share raising a total of $268,793. In January 2005, an additional 60,000 shares were sold at $0.25 per share raising a total of $15,000.

On April 8, 2007 the Company distributed $181,627 US ($224,000 CN) of its cash reserves to its shareholders as a return of capital on a pro rata basis of sixty four percent of the amount originally invested.


B.   Business Overview

As of the date of this filing, NWB has no operations or planned operations. The Board of Directors has decided to maintain the company's existence and its Securities Exchange Act of 1934 registration while seeking out other business opportunities. Reorganization with a privately held company seeking to utilize NWB's status as a reporting company will be considered and if such a reorganization is entered into a change in control of NWB is probable. Such reorganization would in most circumstances require substantial disclosure in subsequent SEC filings regarding the reorganization and the privately held company.

Operations and Principal Activities

As of the date of this filing, NWB has no operations or planned operations. The Board of Directors has decided to maintain the company's existence and its Securities Exchange Act of 1934 registration while seeking out other business opportunities. Reorganization with a privately held company seeking to utilize NWB's status as a reporting company will be considered and if such a reorganization is entered into a change in control of NWB is probable. Such As of the date of this filing, NWB has no operations or planned operations. The Board of Directors has decided to maintain the company's existence and its Securities Exchange Act of 1934 registration while seeking out other business opportunities. Reorganization with a privately held company seeking to utilize NWB's status as a reporting company will be considered and if such a reorganization is entered into a change in control of NWB is probable. Such reorganization would in most circumstances require substantial disclosure in subsequent SEC filings regarding the reorganization and the privately held company.

Competition

NWB believes there are numerous other "shell companies" available for reorganization at any given time. Competition for reorganization candidates depends primarily upon the personal contacts to shell company management.

Government Regulations and Legal Uncertainties

A rorganization with a privately held company seeking to utilize NWB's status as a reporting company will likely result in a change in control of NWB. Such reorganization would in most circumstances require substantial disclosure in subsequent SEC filings regarding the reorganization and the privately held company.

Employees

As of December 31, 2006 and August 7, 2007, NWB only has one employee, its president, Patrick O'Brien.

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

Operating Results

     As NWB was formed in August 2004 and its operations to date have only been its organization and an initial private placement of securities, NWB has not had any revenues. NWB does not anticipate that inflation or currency exchange fluctuations in either the United States or Canada will have any significant impact on its operating results. NWB also does not believe that any governmental economic, fiscal, monetary or political policies or factors have materially affected or could materially affect, directly or indirectly NWB's operations or investments by host country shareholders.


Liquidity and Capital Resources

     At present, NWB is not producing revenues and its main source of funds has been the sale of its equity securities. NWB had $173,790 Cdn., in cash and $300,602 Cdn., in short term investments as of December 31, 2005 compared to $493,074 Cdn., in cash and $0 Cdn., in short term investments as of December 31, 2006. On April 8, 2007 the Company distributed $181,627 US ($224,000 CN) of its cash reserves to its shareholders as a return of capital on a pro rata basis of sixty four percent of the amount originally invested. It anticipates that the remaining cash will be sufficient for at least twenty-four months.


Research and Development

     NWB is not currently engaged in any research and development activity.


Trend Information

     Due the lack of operating history and revenue, NWB is unable to identify any trends in its operations.

Off  Balance  Sheet  Arrangements

     NWB's liquidity is not dependent upon off balance sheet transactions. For the period ended December 31, 2006 NWB did not engage in any off balance sheet transactions.


Contractual Obligations

     For the period ended December 31, 2006 and as of May 19, 2006, NWB had no contractual obligations other than its employment agreement with its president.

Item 6.    Directors, Senior Management and Employees

     The Directors and Executive Officers of New World Batteries, Inc., are as follows:

Name                         Age   Position/Function
--------------------------------------------------------------------------------
Dr. Patrick O'Brien          43    President, Chief Executive Officer
                                   Chief Financial Officer, Treasurer, Director

Dr. Robert O'Brien           85    Chief Science Officer, Director

Daniel O'Brien               50    Director

George Devlin                67    Secretary, Director

     The directors serve until their successors are elected by the shareholders. Vacancies on the board of directors may be filled by appointment by the majority of the continuing directors.

Business Experience

Dr. Patrick O'Brien:
--------------------
Dr. Patrick O'Brien is President, CEO and a Director of NWB. His responsibilities include coordinating strategy, planning, and product development. Dr. O'Brien devotes substantial time to the affairs of NWB, though he continues to practice veterinary medicine on an occasional basis. Dr. O'Brien studied at the University of Victoria in the Chemistry Department for the first two years of the Honors Chemistry Program and was awarded numerous scholarships including the medal for the top student in the program in 1983. Due to his high grade point average and related experience, he was fast tracked into the Western College of Veterinary Medicine, graduating with distinction in 1987(at the age of 24). In 2003, Dr. Patrick O'Brien sold his very successful large animal practice in Courtenay, BC, which he founded in 1992.

Professor Robert N. O'Brien:
----------------------------
 Dr. Robert O'Brien is a member of NWB's Board of Directors and Chief Science Officer. Dr. O'Brien received his Bachelor of Applied Science in Chemical Engineering from the University of British Columbia in 1951; his Masters of Applied Science in Metallurgical Engineering from the University of British Columbia in 1952; his PhD in Metallurgy from the University of Manchester in 1955.; and was a Post Doctoral Fellow in Pure Chemistry at the National Science Council from 1955 through 1957. He has held various academic positions since 1957 at the University of Alberta, the University of California at Berkeley, and the University of Victoria. Most recently, he was Professor of Chemistry at the University of Victoria from 1968 to 1986 at which time he was given the designation of Professor Emeritus. While teaching and conducting applied and primary research, Dr. O'Brien acted as a consultant and served on the British Columbia Research Council. In 1987, Dr. O'Brien founded the Vancouver Island Advanced Technology and Research Association.

Mr George Devlin:
-----------------
Mr Devlin is a member of the NWB's Board of Directors. Mr Devlin was a peace officer, R.C.M.P. from 1959 until his honorable discharge in 1963. He was a founding shareholder and managing director of the Concord Group of Companies-Concord Credits, Concord Holdings, Concord Realty, and Concord Development Corporation in Victoria BC from 1964 to 1970. In 1971, Mr Devlin developed the internationally acclaimed tourist attraction "Miniature World" in the Humboldt wing of the Empress Hotel. This attraction entertains over 200,000 visitors per year. Mr Devlin organized and founded the Victoria Attractions Association and as chairman for 12 years he organized the highly successful "Hometown Tourist Weekend." In this ongoing program local residents purchase deeply discounted tickets to leading attractions just before the spring tourist season, leading to significant word of mouth advertising for participating tourist businesses. Mr Devlin has also been a Director of Tourism Victoria; a Governor of St. Michaels University School, Victoria BC; a member, Board of Trustees, Maritime Museum, Victoria, BC; and a Police Commissioner, Esquimalt Police Board.


Daniel B. O'Brien:
------------------
Mr. O'Brien is the President and CEO of Flexible Solutions International Inc
(FSI) since its inception in 1998 and of the predecessor company Flexible Solutions Ltd since incorporation in 1990. FSI is publicly traded on the American stock exchange (FSI-A). Its business is developing, manufacturing and selling evaporation and energy conservation products for the drinking water and swimming pool markets throughout the world. Prior to FSI, and concurrent with the early years of operation, Mr. O'Brien was the director of Outdoor Education at Brentwood College. He has also taught industrial design and small business operations at Northern Lights College, run his own construction and kayak building businesses, worked with juvenile offenders in "Outward Bound" style programs and taught industrial arts at the high school level. Mr. O'Brien has a Batchelor of Industrial Education degree from the University of British Columbia. From 1976 to 1985 he was a member of the BC whitewater kayaking team, in 1983 and 84 he was a member of the Canadian National Whitewater team and in 1983, the national champion in the C-1 division.


Family Relationships

Dr. Patrick O'Brien, the President/CEO and a Director, is the son of Dr. Robert O'Brien, a Director and greater than 10% shareholder. Daniel O'Brien, Director and greater than 10% shareholder, is also the son of Dr. Robert O'Brien and brother of Dr. Patrick O'Brien. Other than that, there are no relationships between any of the Officers or Directors of NWB.


Executive Compensation

NWB has a formal plan for compensating its directors for their service in their capacity as directors. The following options to acquire common shares have been granted:

         Dr. Patrick O'Brien            200,000 Shares per year
         Dr. Robert O'Brien              50,000 Shares per year
         Daniel O'Brien                   5,000 Shares per year
         George Devlin                    5,000 Shares per year

The first and second year options vested April 15, 2005 and 2006, and subsequent options will vest upon the anniversary of the grant date and are subject to shareholder approval at the annual general meeting. The exercise price for the first year's grant is $ 0.10 Cdn., per share. The exercise price for the second year options was also $0.10 Cdn., per share. The exercise price for subsequent annual grants will be determined by the board of directors as the fair market value of the common stock at or about the anniversary date.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of NWB other than services ordinarily required of a director. NWB has no other stock option plan or other long-term compensation program.

Dr. Patrick O'Brien receives a salary of $40,000.00 Cdn., per annum and is also a reimbursed for reasonable expenses. Dr. P. O'Brien has been granted stock options vesting annually over the next five years in the amount of two hundred thousand per year dependant on his continued service as President and CEO of NWB.

NWB has no plans or arrangements in respect of remuneration received or that may be received by executive officers of NWB in Fiscal 2005 to compensate such officers in the event of termination of employment, as a result of resignation, retirement, change of control or a change of responsibilities following a change of control.


Board Practices

Committees: Meetings of the Board

NWB does not have a separate compensation committee, audit committee or nominating committee. These functions are done by the board of directors meeting as a whole. NWB 's board of directors held two meetings during the fiscal year ended December 31, 2004 at which all directors were present either in person or by telephonic conference call. Corporate actions by the Board of Directors were unanimously also consented to in writing after telephone discussion.

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

Board of Directors Independence

Only one of NWB's directors, George Devlin is "independent" within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization. NWB is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include "independent" directors.


Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's related rules, NWB is required to disclose whether it has adopted a code of ethics that applies to NWB's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. NWB has adopted a code of ethics that applies to its chief executive officer, chief financial officer and other officers, legal counsel and to any person performing similar functions. NWB has made the code of ethics available and intends to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on its website, www.newworldbatteries.com.

Compliance with Section 16(a) of Securities Exchange Act of 1934

To our knowledge, during the fiscal year ended December 31, 2006, our current directors and officers complied with all applicable Section 16(a) filing requirements. This statement is based solely on a review of the copies of such reports that reflect all reportable transactions furnished to us by our directors and officers and their written representations that such reports accurately reflect all reportable transactions.

Employees

As of August 7, 2007, NWB only had one employee, its president, Dr. Patrick O'Brien.

Share Ownership of Directors and Officers

The following table sets forth information, as of August 7, 2007, with respect to the beneficial ownership of NWB's common stock by the officers and directors of NWB based on 8,635,173 shares of common stock outstanding. The amounts shown includes outstanding options to acquire up to 520,000 shares common stock granted to the Officers and Directors which are currently vested and exercisable.

Name                       Title                           Common Stock              Percentage of Shares
                                                           Ownership                 Outstanding
---------------------      -------------------------       ---------------------     ------------------------
Patrick O'Brien            President, CEO, CFO, Director         900,000                    10%

Robert O'Brien             Chief Science Officer, Director     4,100,000                    47%

Daniel O'Brien             Director                            2,010,000                    23%

George Devlin              Secretary, Director                 1,010,000                    12 %

Directors and Officers as a Group
(four individuals)                                             8,020,000                    92%



Item 7.  Major Shareholders and Related Party Transactions

NWB does not have any shareholders other than its directors and officers who hold or have the right to acquire five percent or greater of the outstanding shares of common stock.


Related Party Transactions

Since inception in August 2004, NWB has entered into the following transactions with related parties:

In September 2004 Dr. Robert O'Brien licensed certain patents and research to NWB for which Dr. Robert O'Brien. Dr. Robert O'Brien was also issued 3,000,000 shares of common stock for $3 in consideration of his efforts in the pre-incorporation organization of NWB and creation of its business plan.. Also in September 2004, Daniel O'Brien was issued 1,000,000 shares of common stock for $1 in consideration of his efforts in the pre-incorporation organization of NWB and creation of its business plan.; and

Upon incorporation, on August 30, 2004, NWB sold 1,000,000 shares to Dr. Robert O'Brien; 1,000,000 shares to Daniel O'Brien; 1,000,000 shares to George Devlin and 500,000 shares to Dr. Patrick O'Brien at $0.10 Cdn., per share for total consideration of $350,000 Cdn.

There were no related party transactions during the fiscal year ended December 31, 2006.

Item 8.  Financial Information

A. The following financial statements are filed with this Form 20-F Registration Statement

         Balance Sheet for the period January 1, 2006 to December 31, 2006

         Statement of Loss and Deficit

         Statement of Stockholders Equity

         Statement of Cash Flows

         Notes to Financial Statements.

B.       Significant Changes

     There have not been any significant changes since the date of the financial statements included in this Form 20-F Registration Statement


Item 9. The Offer and Listing

A.1-3    Offer and listing details  NA

A.4      Price History

There is currently no market for the common stock of NWB and as a result investors may experience a lack of liquidity in the shares. 1,075,172 shares common stock were sold by NWB in a private placement closing on October 31, 2004 at $0.25 per share. In August 2004, 3,500,000 shares were sold to three of NWB's directors at $0.10 Cdn., per share.

A.5      Description of Securities

The authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A, Class B, Class C and Class D common stock. The Class A and Class C common stock have no par value and the Class B and Class D common stock have a par value of $0.01 per share. As of May 19, 2006 only Class A common stock is outstanding.

All shares of the NWB's Class A common stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Class A common stock do not have cumulative voting rights. Subject to the prior rights of the holders of any series of Class D common stock that may be issued, holders of Class A common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available.

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

Class B common stock, of which there are no shares outstanding as of May 19, 2006 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of May 19, 2006 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of May 19, 2006, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.


Restrictions on Transfer of Shares of Common Stock

So long as NWB is required to file annual, quarterly and other reports with the U.S. Securities and Exchange Commission, NWB does not impose any restrictions on the transfer of its common stock except as required by law. However, NWB's Articles of Incorporation provide that if NWB is not publicly held or a reporting company, its common stock cannot be transferred without the consent of the board of directors. In addition, if NWB is not publicly held or a reporting company, the articles of incorporation provide that any shareholder proposing to sell all or part of their shares common stock for valuable consideration, must notify NWB of said proposed sale and NWB must then notify all of its shareholders of said proposed sale and provide a twenty eight day period in which other NWB shareholder may pro rata purchase the offered shares at the proposed terms. If the shares are not taken by the other NWB shareholders, the selling shareholder shall have ninety days from the end of the twenty eight day right of first refusal period to sell their shares at the proposed price.


Market for NWB's Common Stock

NWB's common stock is not presently listed for trading on any exchange nor over the counter market.

Item 10.  Additional Information.

A.   Share Capital

As of fiscal year ended December 31, 2006 and as of August 7, 2007, the authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A (no par value), Class B ($0.01 par value), Class C (no par value) and Class D ($0.01 par value) common stock.

As of fiscal year ended December 31, 2006 and as of August 7, 2007 there are 8,635,172 shares Class A common stock outstanding. No other class of common stock is currently outstanding.

All of the outstanding shares have been fully paid and are non-assessable. And there are no shares outstanding which are not fully paid.

In September 2004, 3,000,000 shares were issued to Dr. Robert O'Brien and 1,000,000 shares were issued to Daniel O'Brien in consideration of the assignment of patents and technology rights.

No shares are held by or on behalf of NWB.

There are no outstanding options, warrants, obligations convertible into NWB common stock or resolutions to issue additional common stock as of May 19, 2006 other than the options to acquire up to 520,000 shares shown above in Executive Compensation, page 16 and an option to acquire up to 20,200 shares at $0.30 Cdn., per share granted to a third party consultant.


B.   Memorandum and Articles of Incorporation

NWB is a British Columbia corporation, incorporation number BC0703052. NWB was formed for the commercialization of patents and technology licensed to it by Dr. Robert O'Brien.

Pursuant to Article 17 of the NWB Articles of Incorporation, a director is not entitled to vote upon a proposal, arrangement or contract in which the director is materially interested.

Pursuant to Article 13 of the NWB Articles of Incorporation, there are no restrictions on a directors' power in the absence of an independent quorum, to vote compensation to themselves or any member of the board of directors.

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

All shares of the NWB's Class A common stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Class A common stock do not have cumulative voting rights. Subject to the prior rights of the holders of any series of Class D common stock that may be issued, holders of Class A common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available.

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

Class B common stock, of which there are no shares outstanding as of May 19, 2006 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of May 19, 2006 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of May 19, 2006, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.

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

C.   Material Contracts

As of August 7, 2007, NWB had no material contracts.

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

E.   Taxation

Canadian Federal Income Tax Considerations

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention")) as at the date of this Statement. The summary is restricted to the case of a holder (a "Holder") of one or more common shares of NWB ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm's length with NWB.

Dividends.    A holder will be subject to Canadian withholding tax ("Part XIII
Tax") equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of NWB, 5% and, in any other case, 15% of the gross amount of the dividend. NWB will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares.    A holder who disposes of common shares,
including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common shares constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares. The gain or loss will be a capital gain or capital loss if the Company's shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's shares. A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's shares.

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

H.   Documents on display

Any of the documents referred to above can be viewed at the NWB's Registered Office, which is located at 11718-232B Street, Maple Ridge BC, Canada V2X 7Z2. All of the documents referred to above are in English.

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

(b) As the Company is only still in a "start-up" mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

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

As of the end of the period of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that theCompany's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.


Item 16A. Audit committee financial expert.

The board of directors has not yet established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. As NWB is not listed for trading on any exchange or market requiring an audit committee, it is under no legal obligation to establish an audit committee and has elected not to do so at this time. NWB has not done so because of the Company's limited financial transactions and so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. NWB may establish an audit committee in the future if the board determines it to be advisable or is otherwise required to do so by applicable law, rule or regulation. As a result the board of directors does not have an audit committee financial expert.


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


Item 16C. Principal Accountant Fees and Services.

Cinnamon, Jang, Willoughby & Company, Chartered Accountants, are NWB's independent auditors to examine the financial statements of NWB for the fiscal year ending December 31, 2005. Cinnamon, Jang, Willoughby & Company, has performed the following services and has been paid the following fees for these fiscal years.

Audit Fees

Cinnamon, Jang, Willoughby & Company, was paid aggregate fees of $9,500 for the fiscal year ended December 31, 2006 and $10,250 for the fiscal year ended December 31, 2004 for professional services rendered for the audit of the Company's annual financial statements

Audit -Related Fees

Cinnamon, Jang, Willoughby & Company, was not paid any additional fees for the fiscal year ended December 31, 2006 and December 31, 2005 for assurance and related services reasonably related to the performance of the audit or review of Shannon's financial statements.

Tax Fees

Cinnamon, Jang, Willoughby & Company was paid no fees for the fiscal year ended December 31, 2006 and no fees for the fiscal year ended December 31, 2005 for professional services rendered for tax compliance, tax advice and tax planning.

Other Fees

Cinnamon, Jang, Willoughby & Company, was paid no other fees for professional services during the fiscal years ended December 31, 2006 and December 31, 2005.


Item 16D. Exemptions from the Listing Standards for Audit Committees.  NA


Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers.        None

Part III     Financial Statements

Item 19. Exhibits

1. Articles of Incorporation (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005

2. Instrument defining rights of securities holders (See Section 27 of Articles of Incorporation) (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005

11. Code of Ethics (Incorporated by Reference for Registration Statement on Form 20-F filed on February 9, 2005.

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



                                                     NEW WORLD BATTERIES, INC.





                                                     /s/ PATRICK O'BRIEN
                                                     -------------------
                                                     Patrick O'Brien, President



 Date:   August 7, 2007

                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm              F-2
Consolidated Balance Sheet                                           F-3
Consolidated Statement of Loss and Deficit                           F-4
Consolidated Statement of Stockholders' Equity                       F-5
Consolidated Statement of Cash Flows                                 F-6
Notes to Consolidated Financial Statements                           F-7







                      -------------------------------------







    HLB Cinnamon Jang Willoughby & Company is a member of HLB International.
      A world-wide organization of accounting firms and business advisors.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of New World Batteries, Inc. (A Development Stage Corporation):

     We have audited the accompanying consolidated balance sheets of New World Batteries, Inc. (A Development Stage Corporation) as at December 31, 2006 and 2005 and for the period of inception (August 30, 2004) to December 31, 2006, and the related consolidated statements of loss and deficit, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, except as stated below, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of New World Batteries, Inc. (A Development Stage Corporation) as at December 31, 2006 and 2005 and for the period of inception (August 30, 2004) to December 31, 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

     These consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has not been able to generate significant revenues or positive cash flows from operations to date and has an accumulated deficit of $209,255 (2005 - $165,145). These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans to rectify the capital deficiency and losses are outlined in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ Cinnamon Jang Willoughby & Company
                                          --------------------------------------
                                         "Cinnamon Jang Willoughby & Company"

                                          Chartered Accountants

Burnaby, BC, Canada
March 29, 2007



-See accompanying notes-

    HLB Cinnamon Jang Willoughby & Company is a member of HLB International.
      A world-wide organization of accounting firms and business advisors.


                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                           Consolidated Balance Sheet
                                December 31, 2006


Assets                                                                 2006        2005
                                                                    ---------    ---------
Current:
    Cash                                                            $ 493,074    $ 173,790
    Short-term investments                                                 --      300,602
    Accounts receivable                                                    88          562
    Scientific research investment tax credit recoverable              10,450       64,163
                                                                    ---------    ---------

                                                                    $ 503,612    $ 539,117
                                                                    =========    =========

Liability

Current:
    Accounts payable and accrued liabilities                        $   9,987    $  11,832
                                                                    ---------    ---------

Stockholders' Equity

Capital Stock (Note 5):
    Authorized -
        Unlimited Class A Shares without par value
        Unlimited Class B Shares with a par value of $0.01 each
        Unlimited Class C Shares without par value
        Unlimited Class D Shares with a par value of $0.01 each
    Issued and Fully Paid -
        8,635,173 Class A Shares                                      692,430      692,430
                                                                    ---------    ---------

Deficit                                                              (198,805)    (165,145)
                                                                    ---------    ---------

                                                                      493,625      527,285
                                                                    ---------    ---------

                                                                    $ 503,612    $ 539,117
                                                                    =========    =========

                           - See accompanying notes -


                           NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                   Consolidated Statement of Loss and Deficit
                      For the Year Ended December 31, 2006


                                                                     Cumulative
                                                                   Since Inception
                                                                         on
                                                                     August 30,
                                                                        2004
                                                                   to December 31,
                                            2006         2005           2006
                                        -----------   -----------  -----------
Expenses:
    Advertising and promotion           $     2,132   $       394    $     3,468
    Office and miscellaneous                  2,205         3,872          9,555
    Professional fees                        18,899        34,563         65,143
    Rent                                      3,600         3,600         10,800
    Repairs and maintenance                      --           257            257
    Research and development (Note 6)         4,955        24,161         83,587
    Telecommunications                        1,653         1,648          4,646
    Travel                                      408         1,886         14,124
    Wages                                    15,911         4,122         24,312
                                        -----------   -----------    -----------

Loss before other items                      49,763        74,503        215,892
                                        -----------   -----------    -----------

Other Items:
    Interest and other income                14,893        11,222         28,843
    Gain (Loss) on foreign exchange           1,210       (11,160)       (11,756)
                                        -----------   -----------    -----------

                                             16,103            62        (17,087)
                                        -----------   -----------    -----------

Net Loss                                     33,660        74,441        198,805
Deficit, beginning                          165,145        90,704             --
                                        -----------   -----------    -----------

Deficit, ending                         $   198,805   $   165,145    $   198,805
                                        ===========   ===========    ===========

Weighted average number of shares         8,635,173     8,630,077      8,635,173
                                        ===========   ===========    ===========

Loss per share                          $      0.01   $      0.01    $      0.02
                                        ===========   ===========    ===========


                           - See accompanying notes -

                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                 Consolidated Statement of Stockholders' Equity
                     For the Year Ended to December 31, 2006


                                   Number
                                 of Shares     Amount     Deficit       Total
                                 ---------   ---------   ---------    ---------

Balance December 31, 2004        8,575,173   $ 674,051   $ (90,704)   $ 583,347
Shares Issued (Note 5):
  For Cash -
      Private placement             60,000      18,379          --       18,379
Net Loss                                --          --     (74,441)     (74,441)
                                 ---------   ---------   ---------    ---------

Balance December 31, 2005        8,635,173     692,430    (165,145)     527,285
Net Loss                                --          --     (33,660)     (33,660)
                                 ---------   ---------   ---------    ---------

Balance, December 31, 2006       8,635,173   $ 692,430   $(198,805)   $ 493,625
                                 =========   =========   =========    =========




                           - See accompanying notes -
                                       F-5



                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                      Consolidated Statement of Cash Flows
                      For the Year Ended December 31, 2006


                                                                                          Cumulative
                                                                                        Since Inception
                                                                                              on
                                                                                          August 30,
                                                                                             2004
                                                                                        to December 31,
                                                                   2006         2005         2006
                                                                ---------    ---------    ---------
Operating Activities:
    Net Loss                                                    $ (33,660)   $ (74,441)   $(198,805)
    Changes in non-cash working capital -
        (Increase) Decrease in accounts receivable                    474          195          (88)
        (Increase) Decrease in scientific research investment
             tax credit recoverable                                53,713      (30,974)     (10,450)
        (Increase) Decrease in prepaid expenses                        --        5,649           --
        Increase (Decrease) in accounts payable and
             accrued liabilities                                   (1,845)       6,332        9,987
                                                                ---------    ---------    ---------

Cash flows (used in) operating activities                          18,682      (93,239)    (199,356)

Investing Activity:
    Disposition (Acquisition) of short-term investments           300,602     (160,698)          --

Financing Activity:
    Issuance of capital stock                                          --       18,379      692,430
                                                                ---------    ---------    ---------

Net Increase (Decrease) in Cash                                   319,284     (235,558)     493,074
Cash, beginning                                                   173,790      409,348           --
                                                                ---------    ---------    ---------

Cash, ending                                                    $ 493,074    $ 173,790    $ 493,074
                                                                =========    =========    =========




                           - See accompanying notes -
                                       F-6

                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2006


1.   Basis of Presentation:

     These consolidated financial statements include the accounts of New World Batteries, Inc., and its wholly-owned subsidiary 217304 B.C. Ltd. All material inter-company balances and transactions have been eliminated. The parent company was incorporated on August 30, 2004 pursuant to the laws of British Columbia.

     On August 30, 2004 the company completed an acquisition of 100% of the shares of 217304 B.C. Ltd. The acquisition was effected through the issuance of 1 share of common stock by the company. 217304 B.C. Ltd. is an inactive company.

     The consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. New World Batteries, Inc. has not generated any revenues to date and losses are expected to be incurred during its development. The ability of New World Batteries, Inc. to continue as a going concern is dependent on raising additional capital, the support of its shareholders and ultimately on generating future profitable operations.


2.   Significant Accounting Policies:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America applicable to a going concern and reflect the policies outlined below. All figures presented in the consolidated financial statements are denominated in Canadian dollars.

     a)   Stage of Operations -

          The operations are that of a development stage enterprise that is primarily involved in the development of electrochemical technologies that improve the available power of certain rechargeable batteries.

     b)   Cash -

          Cash consists of cash and funds in bank accounts integral to the company's cash management.

     c)   Short-term Investments -

          Short-term investments consist of term deposits with maturities of less than one year.

     d)   Translation of Foreign Currencies -

          Amounts in foreign currencies are translated into Canadian dollars as follows:

          i) Monetary items at the exchange rate prevailing at the end of the year;
          ii) Non-monetary items at the exchange rate prevailing on the date of the transaction; and
          iii) Income and expenses at the average annual rate.

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2006


2.   Significant Accounting Policies: (Continued)

     e)   Use of Estimates -

          The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

     f)   Stock Options -

          The company applies the fair value based method of accounting in accordance with Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation". Stock compensation cost for employees and non-employees are recognized based on the fair value of the equity instrument at the date services are performed. Deferred compensation expense arises when the compensation expense relates to future services. Deferred compensation expense is amortized to income over the service period which generally reflects the vesting period.

          The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model using the following assumptions: Expected dividend yield - 0%, risk free interest rate - 3%, expected lives - 5 years, and volatility 0%. Since the company is privately held and not yet listed on a public stock market, the volatility has been computed as 0% and the resulting stock compensation expense is $Nil.

     g)   Research and Development Expenditures -

          Research and development costs include payroll, materials, and equipment cost solely related to research and development activities. These costs are expensed as incurred. Investment tax credits relating to current and capital research and development expenditures are recorded as a reduction of expenses.

     h)   Income Taxes -

          Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating losses, and tax credit carry forwards. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities on a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the ability to recover the asset is not considered to be more likely than not.

     i)   Loss per Share -

          Basic loss per share is computed on the basis of the weighted average number of share of common share stock outstanding during the year.

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2006

3.   Financial Instruments:

     a)   Fair Values -

          The fair market value of the financial instruments comprising cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to immediate or short-term maturity of these financial instruments.

     b)   Foreign Exchange and Interest Rate Risk -

          The company is exposed to foreign exchange and interest rate risk to the extent that the market value rate fluctuations materially differ from financial assets and liabilities. Exposure to the rate fluctuations is reduced by purchasing short-term investments in foreign investments.


4.   Stock Options:

     A stock option plan is established whereby options may be granted to the directors, officers and employees.

     As at December 31, 2006 the following stock options are outstanding:

                                         Number of   Exercise Price  Weighted Average
                                          Shares       Per Share      Exercise Price
-------------------------------------------------------------------------------------

Balance, August 30, 2004                      --      $         --       $    --
   Granted during the year               280,200       0.10 - 0.30          0.11
------------------------------------------------------------------------------------
Balance, December 31, 2004               280,200       0.10 - 0.30          0.11
   Granted during the year               260,000       0.30                 0.30
------------------------------------------------------------------------------------
Balance, December 31, 2005 and 2006      540,200       0.10 - 0.30          0.30
====================================================================================

     The following describes outstanding stock options issued September 1, 2004:

     On September 1, 2004 stock options were granted to employees and directors to purchase 260,000 shares at the price of $0.10 per share, exercisable up to September 1, 2009.

     The following describes outstanding stock options issued November 15, 2004:

     On November 15, 2004 stock options were granted to a director to purchase 20,200 shares at the price of Cdn $0.30 (US $0.25) per share, exercisable up to November 15, 2009.

     The following describes outstanding stock options issued September 1, 2005:

     On September 1, 2005 stock options were granted to employees and directors to purchase 260,000 shares at the price of Cdn $0.30 (US $0.25) per share, exercisable up to September 1, 2010.

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2006

5.   Capital Stock:

                                                           Shares            $
--------------------------------------------------------------------------------
Authorized -
     Unlimited Class "A" Shares without par value
Issued During 2004 -                                        -
     For cash, to set-up company (a)                      4,000,000           4
     For cash, acquisition of assets (b)                  3,500,000     350,000
     Transfer all issued and outstanding shares of
          217304 B.C. Ltd. (c)                                    1      -
     For cash, proceeds on private placement (d)          1,075,172     324,047
--------------------------------------------------------------------------------

Balance, December 31, 2004                                8,575,173     674,051

Issued During 2005 -
     For cash, proceeds on private placement (f)             60,000      18,379
--------------------------------------------------------------------------------

Balance, December 31, 2006 and 2005                       8,635,173     692,430
================================================================================


During the period ended December 31, 2004, the company:

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

During the year ended December 31, 2005, the company::

     (f) completed a private placement whereby 60,000 shares of stock were issued at an average price of $0.30 ($0.25 US) per share.

6.   Research and Development:


      Experimental devices                          $      -           $  2,263
      Labour                                              14,325         43,276
      Miscellaneous                                          220          2,798
      Patents                                                165         -
      Research                                               215          2,878
      Testing                                                480          3,920
--------------------------------------------------------------------------------
                                                          15,405         55,135
      Less:  Investment tax credit                       (10,450)       (30,974)
--------------------------------------------------------------------------------

                                                       $   4,955        $24,161
================================================================================

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2006

7.   Income Taxes:

     a)   Non-capital Losses -

                                                                       2006         2005
      -----------------------------------------------------------------------------------
      Deferred Tax Asset:
           Benefit of net operating losses carried forward        $ 122,541     $ 74,441
           Less:  Valuation allowance                              (122,541)     (74,441)
      -----------------------------------------------------------------------------------
                                                                  $      --     $     --
      ===================================================================================

          Since commercial operations are not yet attainable for the development stage corporation, management is unable to demonstrate that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

          The reconciliation of income tax attributable to continuing operations computed at the Canadian federal statutory tax rates to income tax expense is:

                                                       2006             2005
       -----------------------------------------------------------------------
       Tax at Canadian statutory rates                   18%              18%
       Change in valuation allowance                    (18%)            (18%)
       -----------------------------------------------------------------------
       Total recovery                                   - %             -  %
       =======================================================================


     b)   Scientific Research and Development Investments Tax Credits -

          Investment tax credits related to scientific research and development expenditures are potentially refundable at the rate of 35% of the eligible expenditures. In 2006, an amount of $10,450 was calculated as refundable. The potential benefit arising from the investment tax credits can be carried forward for ten fiscal years and expires at the beginning of the following fiscal period thereafter. These investment tax credits expire on January 1, 2017.


8.   Related Party Transactions:

     The President of the company was paid $3,600 as rent in 2006 and 2005 for the use of his home office.