Form 20-F
period 2007-12-31
New World Batteries, Inc.
filed 2008-10-31
CIK 1315260

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2007

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report December 17th 2007

     For the transition period from _______________ to _______________

                        Commission file number 000-1157

                            NEW WORLD BATTERIES, INC.
                           --------------------------
             (Exact name of Registrant as specified in its charter)


                           --------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                           --------------------------
                 (Jurisdiction of incorporation or organization)


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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.    7,635,173 as of December 31, 2007

     Indicate by check mark if the registrant is a well-known seasoned issuer,
as defined in Rule 405 of the Securities Act.   Yes [_] No [X]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                Yes  [_]  No [_]

     Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

                          Large accelerated filer ___
                              Accelerated filer ___
                            Non-accelerated filer ___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ____          International Financial Reporting            Other ____
                        Standards as issued  by the
                        International Accounting Standards
                        Board ____

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

                                                       [X] Item 17   [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes [X] No [_]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                                Yes  [_]  No [_]

Item 1. Identity of Directors, Senior Management and Advisors

A.   Directors and Senior Management.

Name and Address                            Position/Function
----------------                            -----------------
Patrick O'Brien
11718-232B Street                           Director
Maple Ridge BC, Canada
V2X 7Z2

Robert O'Brien                              Director
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

Daniel O'Brien                              Director
2614 Queenswood Dr.
Victoria, BC, Canada
V8N 1X5

George Devlin                               Secretary, Director
649 Humboldt St
Victoria, BC, Canada
V8W 1A7

Jason Bloom
1311Slater Place                            Director
Victoria BC
V8X 2P8

Marc Weston
4511 Stanley Dr.                            President, Director
Calgary AB
T2S 2R6

B.   Advisors NA

C.   Auditors.

             Cinnamon, Jang, Willoughby & Company
             Chartered Accountants
             Metro Tower II
             Suite 900 4720 Kingsway
             Burnaby, BC, Canada
             V5H 4N2

Item 2. Offer Statistics and Expected Timetable   NA

Item 3. Key Information

A.   Selected Financial Data

     As of December 31, 2007 Presented in Cdn. dollars

Net sales/operating revenues                                             0
Income (loss) from continuing operations                            (18,749)
Income (loss) from continuing operations per common share             (0.00)
Total assets                                                         47,556
Net assets                                                           41,495
Capital stock                                                       259,049
Adjusted number of shares                                         7,635,173
Dividends declared                                                        0


B.   Capitalization and Indebtedness

New World Batteries is authorized to issue an unlimited number of shares of common stock. As of December 31, 2007 and as of Sept 20, 2008, there are 7,635,173 shares of Class A common stock outstanding of which 4,000,000 shares were issued to Dr. Robert O'Brien and Daniel O"Brien for $4 and the pre-incorporation organization and business plan of New World Batteries and 3,500,000 were sold to the founders of New World Batteries for $0.10 Cdn., per share upon incorporation. 1,075,172 shares were sold in a private placement closed on October 31, 2004 at $0.25 per share and 60,000 shares were sold at $0.25 per share in January 2005. In December 2007, 3,000,000 shares issued to Dr. Robert O'Brien were returned to treasury as payment for return of the technology to Dr. O'Brien. In December 2007 1,000,000 shares were issued to Marc Weston for payment for all future services to NWB and 1,000,000 shares were issued to Jason Bloom for the same purpose.

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


We had a loss for the fiscal year ended December 31, 2007 and may continue to have losses in the future that may impair the value of an investment in the shares. In December 2007, the company sold all interest in the battery technologies in return for 3,000,000 of NWB shares originally issued to Dr. Robert O'Brien.

     During the fiscal year ended December 31, 2007 we incurred a loss of $18,749Cdn. This loss resulted primarily from significant expenditures in market development activities in anticipation of creating future revenue. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability.

We are changing the company's focus to mining exploration and face the uncertainties of finding and economically accessing mines.

     Mining is an extraordinarily risky business where no certainty whatsoever exists for finding, proving and selling or mining an economic resource.

Dependence on key personnel could adversely affect growth.

     We are, to a significant extent, dependent on the skills of certain key personnel, including, Mr. Dan O'Brien, Mr. Marc Weston and Mr. Jason Bloom. Currently there is no key man insurance. Loss of the services of any of the company's present key personnel or the inability to attract and retain needed additional personnel could have a materially adverse effect upon New World Batteries.

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

     Corporate growth will place additional demands and may create new challenges beyond the abilities of the present team. The effective management of growth may require the hiring of additional qualified management personnel skilled in sales, operations, and software development and marketing, human resources and business development. Consequently the inability to attract, integrate and retain appropriate personnel could have a material adverse effect on the company's business, results of operations and prospects.

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

     The net tangible book value of our common stock at December 31, 2007was $0.005 per share based on 7,635,173 shares outstanding. Investors paying greater than such amount will experience immediate and substantial dilution.


We do not intend to pay dividends for the foreseeable future, which may limit or eliminate any return on investment.

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

In December 2007, NWB sold the technology acquired from Dr. R O'Brien and Dan O'Brien to a new company controlled by Dr. R. O'Brien in return for 3 million shares of his NWB stock. The 3 million shares were returned to treasury. The business of the company changed to exploration and mining of minerals at that time.

B.   Business Overview

NWB will capitalize on the renaissance occurring in the B.C. mining industry utilizing an entrepreneurial approach to the acquisition of gold and related mineral tenures. B.C. is one of the richest mineral areas of the world with over 14,000 known mineral occurrences. Investors increased their stake in British Columbia's mineral exploration sector for the eighth consecutive year in 2007, venturing a record $416 million in junior prospecting and development projects. There were at least 100 projects that spent more than one million dollars on exploration activity. From a low of $29 million in 2001 when a combination of declining commodity prices and poor government policy left the industry reeling, exploration investment is now up 1,300 per cent, including a 57 per cent increase in 2007.

NWB will pursue a bottom-up approach to acquiring appropriate mineral tenures through joint ventures and earn-in arrangements primarily with prospectors and in-field geologists. This will initially be done in a cash flow neutral manner through the exchange of treasury shares for a selection of promising gold tenures. The goal in the start-up phase of the reformatted company will be to obtain claims from experienced prospectors and/or geologists who will provide expertise along with mineral tenures in exchange for an equitable access to public market financing.

Management will leverage its extensive network of business contacts which will be augmented with research and network development at major Canadian mining conferences, and through publicly available geoscience and mineral title databases.

British Columbia has one of the best and most advanced geo-science databases in the world along with one of the world's most accessible and extensive online mineral titles registration systems. This allows small entrepreneurial companies such as NWB to compete with the majors in a cost effective manner. NWB will initially target tenure acquisition in the Quesnel Trough area of Central B.C. because of its rich history of successful mineral claim development, ready access to roads, power, smelters and excellent geo-scientific information available about the area in the public domain.

Operations and Principal Activities

The Quesnel Trough comprises about 50,000 squares kilometers in a northwest trending belt 500 kilometers long and approximately 50 in length. This area is bordered in the south by Kamloops and in the north by Prince George and includes more that 10 major past producing lode mines and placer camps. These camps and mines have produced more that $50 billion worth of metals at 2008 prices. It is well known that accelerating demand from China, India and other emerging economies, along with strong worldwide economic growth have created a major boom in metal prices. This is especially true of gold prices where fears of inflation and political/economic instability have added to this new demand driving gold to record prices. This has occurred while gold production fell by 1% in 2007. The negative side of this phenomenon for the mining and exploration industry is that costs have increased well ahead of inflation because of increased demand for all exploration, analytical and smelting services.To mitigate theses concerns NWB will target its acquisitions of mineral tenures within the Quesnel Trough based on the following criteria:

     o    Proximity to past producers

     o Proximity to, or ideally adjacent, to the tenures of large exploration and production companies. This will facilitate JV agreements for advanced exploration with partners having ready access to capital and technical expertise

     o    Reasonable access to all weather roads and power lines

     o    Proximity to operating smelters and other processing facilities

     o Urban centers capable of providing manpower and exploration supplies and services

     o Land not inordinately ecologically sensitive i.e. not near national or provincial parks or areas that are subject to inclusion in a national or provincial parks.

     o    Areas that are not subject to indigenous land claims

Competition

There are many gold exploration and mining companies extent. They range in size from a single prospector to international giants active on six continents. Small companies are taken over by larger ones and on up the scale. NWB expects to compete in this arena by having strict guidelines for exploration, excellent executive and board focus on financial skills and building value. However, there is strong competition for the most prospective properties and there is risk that NWB will not be successful in finding, proving and mining or selling what is found on the properties it is successful in obtaining.

Government Regulations and Legal Uncertainties

Mining and prospecting are highly regulated and in many countries indigenous peoples claim rights to subsurface minerals. There is significant risk that even if a valuable resource is discovered, government regulation, native land claims or other legal impediments may prevent mining.

Employees

As of December 31, 2007 and October 16, 2008, NWB had no employees.

C.   Organizational Structure   NA

D.   Property, Plants and Equipment

NWB maintains its books and documents at 2614 Queenswood, Victoria, BC, V8N 1X5 in the home office of Dan O'Brien. He does not charge for this service.

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

The sale of the company's only asset in December 2007 further defers the possibility of revenue as prospective claims must be identified and staked or purchased and capital raised to drill and assay the drill results.

Liquidity and Capital Resources

At present, NWB is not producing revenues and its main source of funds has been the sale of its equity securities. NWB had $36,414 Cdn., in cash as of December 31, 2007 compared to $173,790 Cdn., in cash and $300,602 Cdn., in short term investments as of December 31, 2007 It anticipates that this cash will be sufficient for at least twelve months.

Trend Information

Due the lack of operating history and revenue, NWB is unable to identify any trends in its operations.

Off Balance Sheet Arrangements

NWB's liquidity is not dependent upon off balance sheet transactions. For the period ended December 31, 2007, NWB did not engage in any off balance sheet transactions.

Contractual Obligations

For the period ended December 31, 2007 and as of October 16, 2008, NWB had no contractual obligations.


Item 6. Directors, Senior Management and Employees

The Directors and Executive Officers of New World Batteries, Inc., are as follows:

Name                                        Age          Position/Function
-------------------------------------------------------------------------------
Dr. Patrick O'Brien                         45           Director

Dr. Robert O'Brien 87 Director

Daniel O'Brien                              52           Director

George Devlin                               69           Secretary, Director

Jason Bloom                                 45           Director

Marcus Weston                               52           CEO, CFO, Director

The directors serve until their successors are elected by the shareholders. Vacancies on the board of directors may be filled by appointment by the majority of the continuing directors.

Business Experience

Mr. Marcus Weston
-----------------
Originally trained as a mortgage broker after majoring in economics at the University of Victoria, Mr. Weston created and managed numerous successful businesses in areas as diverse as food distribution, franchise development and real estate. In these endeavors he had executive responsibility from the startup phase to the successful sale of each business. He has resided in Calgary, Alberta for the past 20 years.

Mr. Jason Bloom
---------------
Mr. Bloom has a degree in economics, was a successful mutual fund investment advisor for many years, is skilled at debt and equity financing procurement and has 3 years experience as corporate communications for FSI along with consulting for several other public companies. Mr. Bloom lives in Victoria BC. In university at U. Of Victoria, Mr. Bloom rowed on the varsity heavyweight eight crew.

Dr. Patrick O'Brien
-------------------
Dr. O'Brien is a registered investment advisor at RBC in Maple Ridge BC. Dr. O'Brien continues to practice veterinary medicine on an occasional basis. Dr. O'Brien studied at the University of Victoria in the Chemistry Department for the first two years of the Honors Chemistry Program and was awarded numerous scholarships including the medal for the top student in the program in 1983. Due to his high grade point average and related experience, he was fast tracked into the Western College of Veterinary Medicine, graduating with distinction in 1987(at the age of 24). In 2003, Dr. Patrick O'Brien sold his very successful large animal practice in Courtenay, BC, which he founded in 1992.

Professor Robert N. O'Brien
---------------------------
Dr. O'Brien received his Bachelor of Applied Science in Chemical Engineering from the University of British Columbia in 1951; his Masters of Applied Science in Metallurgical Engineering from the University of British Columbia in 1952; his PhD in Metallurgy from the University of Manchester in 1955.; and was a Post Doctoral Fellow in Pure Chemistry at the National Science Council from 1955 through 1957. He has held various academic positions since 1957 at the University of Alberta, the University of California at Berkeley, and the University of Victoria. Most recently, he was Professor of Chemistry at the University of Victoria from 1968 to 1986 at which time he was given the designation of Professor Emeritus. While teaching and conducting applied and primary research, Dr. O'Brien acted as a consultant and served on the British Columbia Research Council. In 1987, Dr. O'Brien founded the Vancouver Island Advanced Technology and Research Association.

Mr. George Devlin
-----------------
Mr. Devlin is a member of the NWB's Board of Directors. Mr Devlin was a peace officer, R.C.M.P. from 1959 until his honorable discharge in 1963. He was a founding shareholder and managing director of the Concord Group of Companies-Concord Credits, Concord Holdings, Concord Realty, and Concord Development Corporation in Victoria BC from 1964 to 1970. In 1971, Mr Devlin developed the internationally acclaimed tourist attraction "Miniature World" in the Humboldt wing of the Empress Hotel. This attraction entertains over 200,000 visitors per year. Mr Devlin organized and founded the Victoria Attractions Association and as chairman for 12 years he organized the highly successful "Hometown Tourist Weekend." In this ongoing program local residents purchase deeply discounted tickets to leading attractions just before the spring tourist season, leading to significant word of mouth advertising for participating tourist businesses. Mr Devlin has also been a Director of Tourism Victoria; a Governor of St. Michaels University School, Victoria BC; a member, Board of Trustees, Maritime Museum, Victoria, BC; and a Police Commissioner, Esquimalt Police Board.

Daniel B. O'Brien
-----------------
Mr. O'Brien is the President and CEO of Flexible Solutions International Inc
(FSI) since its inception in 1998 and of the predecessor company Flexible Solutions Ltd since incorporation in 1990. FSI is publicly traded on the American stock exchange (FSI-A). Its business is developing, manufacturing and selling bio-polymers for scale control, detergents and fertilizer enhancement. A second division of the company makes and sells evaporation and energy conservation products for the drinking water and swimming pool markets throughout the world. Prior to FSI, and concurrent with the early years of operation, Mr. O'Brien was the director of Outdoor Education at Brentwood College. He has also taught industrial design and small business operations at Northern Lights College, run his own construction and kayak building businesses, worked with juvenile offenders in "Outward Bound" style programs and taught industrial arts at the high school level. Mr. O'Brien has a Batchelor of Industrial Education degree from the University of British Columbia. From 1976 to 1985 he was a member of the BC whitewater kayaking team, in 1983 and 84 he was a member of the Canadian National Whitewater team and in 1983, the national champion in the C-1 division.

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

Executive Compensation

NWB has a formal plan for compensating its directors for their service in their capacity as directors. The following options to acquire common shares have been granted:

         Dr. Patrick O'Brien                    0     Shares per year
         Dr. Robert O'Brien                     5,000 Shares per year
         Daniel O'Brien                         5,000 Shares per year
         George Devlin                          5,000 Shares per year
         Jason Bloom                            0     Shares per year
         Marcus Weston                          0     Shares per year

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

Dr. Patrick O'Brien received a salary of $40,000.00 Cdn., per annum until he resigned in 2007 and is also a reimbursed for reasonable expenses. Dr. P. O'Brien has been granted stock options vesting annually over the next five years in the amount of two hundred thousand per year dependant on his continued service as President and CEO of NWB. The options were not exercised within the allowed period after his resignation and have expired.

NWB has no plans or arrangements in respect of remuneration received or that may be received by executive officers of NWB in Fiscal 2008 to compensate such officers in the event of termination of employment, as a result of resignation, retirement, change of control or a change of responsibilities following a change of control.

Board Practices

Committees: Meetings of the Board

NWB does not have a separate compensation committee, audit committee or nominating committee. These functions are done by the board of directors meeting as a whole. NWB 's board of directors held two meetings during the fiscal year ended December 31, 2004 at which all directors were present either in person or by telephonic conference call. Corporate actions by the Board of Directors were unanimously consented to in writing after telephone discussion.

Audit Committee

The board of directors has not established an audit committee. The functions of the audit committee are currently performed by the entire board of directors. NWB is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. NWB may establish an audit committee in the future if the board determines it to be advisable or is otherwise required to do so by applicable law, rule or regulation.

Board of Directors Independence

Four of NWB's directors, George Devlin, Jason Bloom, Dr. Robert O'Brien and Dr. Patrick O'Brien are "independent" within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization. NWB is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include "independent" directors.

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

Employees

As of October 16, 2008, NWB had no employees.

Share Ownership of Directors and Officers

The following table sets forth information, as of October 16, 2008, with respect to the beneficial ownership of NWB's common stock by the officers and directors of NWB based on 7,635,173 shares of common stock outstanding. The amounts shown includes outstanding options to acquire up to 45,000 shares common stock granted to the Officers and Directors which are currently vested and exercisable.

Name              Title                     Common Stock   Percentage of Shares
                                             Ownership         Outstanding
---------------   --------------------      ------------   --------------------

Patrick O'Brien   Director                     500,000              6.5%

Robert O'Brien    Director                   1,015,000             13.3%

Daniel O'Brien    Director                   2,015,000             26.4%

George Devlin     Secretary, Director        1,015,000             13.3%

Jason Bloom       Director                   1,000,000             13.1%

Marcus Weston,    CEO, CFO, Director         1,000,000             13.1%

Directors and Officers as a Group
(six individuals)                            6,545,000             85.7%



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

In December 2007, NWB sold all rights to the battery technology to a company controlled by Dr. Robert O'Brien. In return NWB received 3 million common shares of NWB that were returned to treasury.


Item 8.  Financial Information

A. The following financial statements are filed with this Form 20-F Registration Statement

     Balance Sheet for the period December 31, 2006 (Inception) to December 31, 2007

     Statement of Loss and Deficit

     Statement of Stockholders Equity

     Statement of Cash Flows

     Notes to Financial Statements.

B.   Significant Changes

     There have not been any significant changes since the date of the financial statements included in this Form 20-F Registration Statement


Item 9. The Offer and Listing

A.1-3   Offer and listing details  NA

A.4     Price History

There is currently no market for the common stock of NWB and as a result investors may experience a lack of liquidity in the shares. 1,075,172 shares common stock were sold by NWB in a private placement closing on October 31, 2004 at $0.25 per share. In August 2004, 3,500,000 shares were sold to four of NWB's directors at $0.10 Cdn., per share.

A.5    Description of Securities

The authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A, Class B, Class C and Class D common stock. The Class A and Class C common stock have no par value and the Class B and Class D common stock have a par value of $0.01 per share. As of October 16, 2008 only Class A common stock is outstanding.

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

Class B common stock, of which there are no shares outstanding as of October 16, 2008 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of October 16, 2008 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of October 16, 2008, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.


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

Item 10.  Additional Information.

A.   Share Capital

As of fiscal year ended December 31, 2007 and as of October 16, 2008, the authorized capital of NWB is an unlimited number of shares of common stock which may be issued as Class A (no par value), Class B ($0.01 par value), Class C (no par value) and Class D ($0.01 par value) common stock.

As of fiscal year ended December 31, 2007 and as of October 16, 2008 there are 7,635,172 shares Class A common stock outstanding. No other class of common stock is currently outstanding.

All of the outstanding shares have been fully paid and are non-assessable. And there are no shares outstanding which are not fully paid.

In September 2004, 3,000,000 shares were issued to Dr. Robert O'Brien and 1,000,000 shares were issued to Daniel O'Brien in consideration of the assignment of patents and technology rights.

In December 2007, NWB sold all rights to the battery technology to a company controlled by Dr. Robert O'Brien. In return NWB received 3 million common shares of NWB that were returned to treasury.

No shares are held by or on behalf of NWB.

There are no outstanding options, warrants, obligations convertible into NWB common stock or resolutions to issue additional common stock as of May 19, 2006 other than the options to acquire up to 45,000 shares shown above in Executive Compensation, page 16 and an option to acquire up to 20,200 shares at $0.30 Cdn., per share granted to a third party consultant.

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

Class B common stock, of which there are no shares outstanding as of October 16, 2008 are identical to the Class A common stock except for the $0.01 par value.

Class C common stock, of which there are no shares outstanding as of October 16, 2008 are identical to Class A common stock with respect to distributions or upon liquidation but are non-voting shares.

Class D common stock, of which there are no shares outstanding as of October 16, 2008, may be issued in one or more series by resolution of the board of directors to create, define and attach special rights and restrictions to the Class D Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of any other shares of the Company and voting rights and restrictions. The ability of the board of directors to set the rights and preferences of the Class D common stock is limited in that the Class D common stock cannot vote with the Class A or Class B common stock.

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

C.   Material Contracts

As of May 19, 2006, NWB had only entered into one material contract. In September 2004, Dr. Robert OBrien granted NWB, an exclusive license to use patents and related technology and research. The assignment provides that in the event that NWB or its successor companies becomes insolvent, is wound down, or is unable to carry on business for whatever reason, all rights to the patents revert to Dr. Robert O'Brien or his heirs. Furthermore, in the event that an acceptable takeover offer for NWB is received and approved by the board, Dr. Robert O'Brien agreed to dissolve this agreement and transfer the ownership of all patents in their entirety as provided for in the takeover offer.

In December 2007, NWB sold all rights to the battery technology to a company controlled by Dr. Robert O'Brien. In return NWB received 3 million common shares of NWB that were returned to treasury. As a result of the above transactions, the single material contract is extinguished and as of Dec 31, 2007 and October 16, 2008, the company has no material contracts in existence.

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

Item 16C. Principal Accountant Fees and Services.

Cinnamon, Jang, Willoughby & Company, Chartered Accountants, are NWB's independent auditors to examine the financial statements of NWB for the fiscal year ending December 31, 2007. Cinnamon, Jang, Willoughby & Company, has performed the following services and has been paid the following fees for these fiscal years.

Audit Fees

Cinnamon, Jang, Willoughby & Company, was paid aggregate fees of $7,600 for the fiscal year ended December 31, 2007 and $9,500 for the fiscal year ended December 31, 2006 for professional services rendered for the audit of the Company's annual financial statements

Audit -Related Fees

Cinnamon, Jang, Willoughby & Company, was not paid any additional fees for the fiscal year ended December 31, 2007 and December 31, 2006 for assurance and related services reasonably related to the performance of the audit or review of NWB's financial statements.

Tax Fees

Cinnamon, Jang, Willoughby & Company was paid no fees for the fiscal year ended December 31, 2007 and no fees for the fiscal year ended December 31, 2006 for professional services rendered for tax compliance, tax advice and tax planning.

Other Fees

Cinnamon, Jang, Willoughby & Company, was paid no other fees for professional services during the fiscal years ended December 31, 2007 and December 31, 2006.

Item 16D. Exemptions from the Listing Standards for Audit Committees.  NA

Item 16E Purchases of Equity Securities by the Issuer and Affiliated
Purchasers.        None

                          Part III Financial Statements




                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements




                          ___________________________




    HLB Cinnamon Jang Willoughby & Company is a member of HLB International.
      A world-wide organization of accounting firms and business advisors.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of New World Batteries, Inc. (A Development Stage Corporation):

     We have audited the accompanying consolidated balance sheets of New World Batteries, Inc. (A Development Stage Corporation) as at December 31, 2007 and 2006 and for the period of inception (August 30, 2004) to December 31, 2007, and the related consolidated statements of loss and deficit, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

     In our opinion, except as stated below, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of New World Batteries, Inc. (A Development Stage Corporation) as at December 31, 2007 and 2006 and for the period of inception (August 30, 2004) to December 31, 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

     These consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has not been able to generate significant revenues or positive cash flows from operations to date and has an accumulated deficit of $217,554 (2006 - $198,805). These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans to rectify the capital deficiency and losses are outlined in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                          /s/ Cinnamon Jang Willoughby & Company
                                          --------------------------------------
                                         "Cinnamon Jang Willoughby & Company"
                                          Chartered Accountants


Burnaby, BC, Canada
June 26, 2008

    HLB Cinnamon Jang Willoughby & Company is a member of HLB International.
      A world-wide organization of accounting firms and business advisors.


                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                           Consolidated Balance Sheets
                                December 31, 2007


Assets                                                         2007         2006
__________________________________________________________________________________
Current:
    Cash                                                    $  36,414    $ 493,074
    Accounts receivable                                           692           88
    Scientific research investment tax credit recoverable      10,450       10,450
                                                            ---------    ---------
                                                            $  47,556    $ 503,612
                                                            =========    =========


Liability
__________________________________________________________________________________
Current:
    Accounts payable and accrued liabilities                $   6,062    $   9,987
                                                            ---------    ---------


Stockholders' Equity
__________________________________________________________________________________
Capital Stock (Note 5):
    Authorized -
        Unlimited Class A Shares without par
        value Unlimited Class B Shares with
        a par value of $0.01 each Unlimited
        Class C Shares without par value
        Unlimited Class D Shares with a par
        value of $0.01 each
    Issued and Fully Paid -
        7,635,173 Class A Shares                              259,048      692,430
                                                            ---------    ---------

Deficit                                                      (217,554)    (198,805)
                                                            ---------    ---------

                                                               41,494      493,625
                                                            ---------    ---------


                                                            $  47,556    $ 503,612
                                                            =========    =========




                           - See accompanying notes -


                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                   Consolidated Statements of Loss and Deficit
                 For the Years Ended December 31, 2007 and 2006

                                                                          Cumulative
                                                                      Since Inception on
                                                                        August 30, 2004
                                                                        to December 31,
                                            2007           2006              2006
                                        -----------    -----------    ------------------
Expenses:
    Advertising and promotion           $        25    $     2,132    $            3,493
    Office and miscellaneous                  1,336          2,205                10,891
    Professional fees                         8,860         18,899                74,003
    Rent                                      1,200          3,600                12,000
    Repairs and maintenance                      --             --                   257
    Research and development (Note 6)            --          4,955                83,587
    Telecommunications                        1,110          1,653                 5,756
    Travel                                      179            408                14,303
    Wages                                     2,123         15,911                26,435
                                        -----------    -----------    ------------------


Loss before other items                      14,834         49,763               230,726
                                        -----------    -----------    ------------------

Other Items:
    Interest and other income                 3,441         14,893                32,284
    Gain (loss) on foreign exchange          (7,356)         1,210               (19,112)
                                        -----------    -----------    ------------------

                                             (3,915)        16,103               (13,172)
                                        -----------    -----------    ------------------


Net Loss                                     18,749         33,660               243,898
Deficit, beginning of year                  198,805        165,145                    --
                                        -----------    -----------    ------------------


Deficit, ending of year                 $   217,554    $   198,805    $          243,898
                                        ===========    ===========    ==================


Weighted average number of shares         8,292,002      8,635,173             8,635,173
                                        ===========    ===========    ==================

Loss per share                          $      0.01    $      0.01    $             0.02
                                        ===========    ===========    ==================

                           - See accompanying notes -

                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                 Consolidated Statements of Stockholders' Equity
                For the Years Ended to December 31, 2007 and 2006


                                  Number
                                of Shares     Amount      Deficit       Total
                                ---------   ---------    ---------    ---------
Balance, December 31, 2004      8,575,173   $ 674,051    $ (90,704)   $ 583,347
Shares Issued (Note 4):
    For Cash -
        Private placement          60,000      18,379           --       18,379
Net Loss                               --          --      (74,441)     (74,441)
                                ---------   ---------    ---------    ---------
Balance December 31, 2005       8,635,173     692,430     (165,145)     527,285
Net Loss                               --          --      (33,660)     (33,660)
                                ---------   ---------    ---------    ---------

Balance, December 31, 2006      8,635,173   $ 692,430    $(198,805)   $ 493,625
Return of Capital (Note 4)             --    (433,381)          --     (433,381)
Shares Issued (Note 4)
  From Treasury                 2,000,000           2           --            2
Shares Cancelled (Note 4)
  From Treasury                (3,000,000)         (3)          --           (3)

Net Loss                               --          --      (18,749)     (18,749)
                                ---------   ---------    ---------    ---------

Balance, December 31, 2007      7,635,173   $ 259,048    $(217,554)   $  41,494
                                =========   =========    =========    =========

                           - See accompanying notes -


                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                      Consolidated Statement of Cash Flows
                      For the Year Ended December 31, 2007

                                                                                     Cumulative
                                                                                   Since Inception
                                                                                   August 30, 2004
                                                                                   to December 31,
                                                            2007         2006           2006
                                                         ---------    ---------    ---------------
Operating Activities:
    Net Loss                                             $ (18,749)   $ (33,660)   $      (221,554)
    Changes in non-cash working capital -
        Decrease (Increase) in accounts receivable            (604)         474               (692)
        Decrease (Increase) in scientific research
             investment tax credit recoverable                  --       53,713            (10,450)
        Increase (Decrease) in accounts payable and
             accrued liabilities                            (3,926)      (1,845)             6,061
                                                         ---------    ---------    ---------------

Cash flows provided by  (used in) operating activities     (23,279)      18,682           (226,635)

Investing Activity:
    Disposition of short-term investments                       --      300,602                 --
                                                         ---------    ---------    ---------------

Cash flow (used in) investing activity                          --      300,602                 --

Financing Activity:
    Issuance of capital stock                                   --           --            692,430
    Distribution of return of capital                     (433,381)          --           (433,381)
                                                         ---------    ---------    ---------------

Cash flows provided by (used in) financing activities     (433,381)          --            259,049

Net Increase (decrease) in Cash                           (456,660)     319,284             36,414
Cash and cash equivalents, beginning of year               493,074      173,790                 --
                                                         ---------    ---------    ---------------

Cash, end of year                                        $  36,414    $ 493,074    $        36,414
                                                         =========    =========    ===============


                           - See accompanying notes -

                            NEW WORLD BATTERIES, INC.
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007


1.   Nature of Operations

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

                                                  2007                 2006
                                            ---------------     ---------------
     Deficit                                $      (217,554)    $      (198,805)
     Working capital (deficiency)           $        41,495     $       493,625

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

     b)   Cash and cash equivalents

          Cash is comprised of cash on hand. Cash equivalents are short-term, highly liquid investments with original maturities of less than a year and that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007


2.   Significant Accounting Policies: (Continued)

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

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007


2.   Significant Accounting Policies: (Continued)

     i)   Loss per Share -

          Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share." Basic loss per share includes no dilution and is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings (loss) of the Company. The common shares potentially issuable on conversion of outstanding warrants were not included in the calculation of weighted average number of shares outstanding because the effect would be anti-dilutive.

     j)   Recent Accounting Pronouncements

          In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 157.

          In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer's statement of financial position, (b) measurement of the funded status as of the employer's fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 has no current applicability to the Company's financial statements.

          In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), an amendment of FASB Statement No. 115. SFAS No. 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 159.

     k)   Concentration of Credit Risk

          Cash includes deposits at Canadian financial institutions in US and Canadian currency which is covered by the Canadian CDI limits and therefore the entire cash balance of $36,414 is uninsured. The Company has placed its cash in a high credit quality financial institution.

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007


2.   Significant Accounting Policies: (Continued)

     l)   Foreign Exchange and Interest Rate Risk -

          The company is exposed to foreign exchange and interest rate risk to the extent that the market value rate fluctuations materially differ from financial assets and liabilities. Exposure to the rate fluctuations is reduced by purchasing short-term investments in foreign investments.

3.   Stock Options:

     A stock option plan is established whereby options may be granted to the directors, officers and employees.

     As at December 31, 2007 the following stock options are outstanding:

                                                    Number of   Exercise Price   Weighted Average
                                                     Shares      Per Share        Exercise Price
     --------------------------------------------------------------------------------------------
     Balance, August 30, 2004                         -         $    -            $        --
        Granted during the year                      280,200      0.10 - 0.30            0.11
     --------------------------------------------------------------------------------------------
     Balance, December 31, 2004                      280,200      0.10 - 0.30            0.11
        Granted during the year                      260,000      0.30                   0.30
     --------------------------------------------------------------------------------------------
     Balance, December 31, 2005, 2006 and 2007       540,200      0.10 - 0.30            0.30
     --------------------------------------------------------------------------------------------

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

                       NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007

4.   Capital Stock:


                                                                  Shares                  $
      -----------------------------------------------------------------------------------------
      Authorized -
           Unlimited Class "A" Shares without par value
      Issued During 2004 -
           For cash, to set-up company (a)                        4,000,000                   4
           For cash, acquisition of assets (b)                    3,500,000             350,000
           Transfer all issued and outstanding shares of
                217304 B.C. Ltd. (c)                                      1                  --
           For cash, proceeds on private placement (d)            1,075,172             324,047
      -----------------------------------------------------------------------------------------

      Balance, December 31, 2004                                  8,575,173             674,051

      Issued During 2005 -
           For cash, proceeds on private placement (f)               60,000              18,379
      -----------------------------------------------------------------------------------------

      Balance, December 31, 2005 and 2006                         8,635,173             692,430

      Distribution During 2007 -
           Return on Capital                                             --            (433,381)
      -----------------------------------------------------------------------------------------

      Issued During 2007 -
           From treasury (h)                                      2,000,000                   2

      Cancelled During 2007
           Returned to Treasury Stock and Cancelled (j)          (3,000,000)                 (3)

      Balance, December 31, 2007                                  7,635,173             259,048
      =========================================================================================


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

During the year ended December 31, 2005, the Company:

     (f) completed a private placement whereby 60,000 shares of stock were issued at an average price of $0.30 ($0.25 US) per share.

During the year ended December 31, 2007, the Company:

     (g)  distributed $433,380 for the return on capital to its shareholders.

     (h)  issued 2,000,000 treasury shares

     (i)  returned 3,000,000 shares issued to treasury

                      NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007

5.   Research and Development:

                                                     2007           2006
                                                   --------       --------
                     Labour                        $     --       $ 14,325
                     Miscellaneous                       --            220
                     Patents                             --            165
                     Research                            --            215
                     Testing                             --            480
                                                   --------       --------
                                                         --         15,405
     Less:  Investment tax credit                        --        (10,450)
                                                   --------       --------

                                                   $     --       $  4,955
                                                   ======         ========

6.   Income Taxes:

     A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

                                                         2007         2006
                                                       --------     --------
     Statutory rates                                         34%          34%

     Income tax recovery computed at statutory rates   $ (6,397)    $(11,485)
     Expenditure SR&ED                                       --        9,212
     Other non-deductible expenses                           --           44
     Increase (decrease) in valuation allowance           6,397        2,228
                                                       --------     --------
     Income tax recovery                               $     --     $     --
                                                       ========     ========

     Details of future income tax assets are as follows:

                                                                    2007       2006
                                                                 --------    --------
     Future tax assets:

     Non-capital loss carry forwards                             $ 48,873    $ 42,476
     Tax value of share issuance costs in excess of book value         --          --
     Tax value of financing fees in excess of book value               --          --
                                                                 --------    --------
     Total gross future income tax assets                              --          --
     Less valuation allowance                                     (48,873)    (42,476)
                                                                 --------    --------

     Net future tax assets                                             --          --
                                                                 ========    ========

     Estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets. The estimated taxable temporary difference valuation allowance will be adjusted in the period it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

                      NEW WORLD BATTERIES, INC. Continued
                        (A Development Stage Corporation)
                   Notes to Consolidated Financial Statements
                                December 31, 2007

6.   Income Taxes:

     As at December 31, 2007, the Company has non-capital losses of approximately $143,239 (2006 - $124,491) which may be carried forward to apply against future years income tax for Canadian income tax purposes, subject to final determination by taxation authorities and expiring as follows:

                    2009         $  74,194
                    2010            43,766
                    2014             6,531
                    2015             18748
                                 ----------
                                   143,239
                                 ----------

7.   Related Party Transactions:

     The President of the company was paid $1,200 as rent in 2007 (2006 - $3,600) for the use of his home office. Also, the Company paid a total of $2,123 (2006 - $30,083) in wages to the President of the company.

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



                                                     NEW WORLD BATTERIES, INC.



                                                     /s/ Marcus Weston
                                                     -----------------
                                                     Marcus Weston, President



 Date:   October 27, 2008